SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended September 30, 2005

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – SEPTEMBER 30, 2005

INDEX
Financial Statements

          7001 Management Report
          7002 Balance Sheet
          7003 Statement of Income
          7004 Statement of Changes in Stockholders' Equity
          7005 Statement of Changes in Financial Position
          7006 Consolidated Balance Sheet
          7007 Consolidated Statement of Income
          7008 Consolidated Statement of Changes in Stockholders' Equity
          7009 Consolidated Statement of Changes in Financial Position
          7010 Financial Group Balance Sheet
          7011 Financial Group Statement of Income
          7012 Financial Group Statement of Changes in Financial Position
          7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

          7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

          7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

          7016 Marketable Securities by Type and Maturity
          7017 Marketable Securities by Balance Sheet Account and Maturity
          7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
          7019 Maturity of Lending Operations Portfolio
          7020 Flow of Lending Operations Portfolio
          7021 Geographical Distribution of Lending Operations Portfolio and Deposits
          7022 Risk Level of Lending Operations Portfolio
          7023 Lending Operations Portfolio by Index
          7024 Credit Assignment
          7025 Lending Operations Portfolio by Amount and Risk Level
          7026 Fixed Assets
          7027 Funding by Maturity

Risk Management

          7028 Operational Limits

Complemental Statistical Information

          7029 Branches Financial Information
          7030 Taxes and Charges
          7031 Correspondent Banks Transactions
          7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

          7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

          7034 Provisions
          7035 Capital
          7036 Cash Dividends Paid
          7037 Changes on Capital in the Reference Period
          7038 Commitments and Guarantees
          7039 Assets and Liabilities Denominated in Foreign Currency
          7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Brazilian Economy

A marginal decline in activity, particularly in the manufacturing sector, relative to the prior quarter, set the tone for the economy in 3Q05. During the period, the perception that former price pressures had been contained and that headline inflation was converging to the official target motivated the Central Bank to start, in September, a gradual easing cycle, cutting the Selic rate, down to 19.50% p.a. from 19.75% p.a., after meeting in September 2005.

The large liquidity in global capital markets, the vigorous exports, improving solvency indicators, both domestically and internationally, have contributed to the perception that Brazil’s Sovereign Risk was decreasing. The Embi-Brazil Index reached 344 basis points at the end of 3Q05, representing decrease of 8.8% from the previous quarter.

This scenario favored the domestic currency, which continued to gain ground, appreciating 5.5% in the quarter. This motivated the National Treasury to absorb excess currency inflows by purchasing dollars in the spot market.

In 3Q05, the cumulative inflation (measure by IPCA) was 0,8%. During the 9M05, the cumulative inflation reached 4.5% .

Main Businesses

Retail

Unibanco’s Retail segment reached 19.7 clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard provide credit card companies; Fininvest, PontoCred and LuizaCred, among others, focus on consumer finance; Banco Dibens and Unibanco Financeira offer financing for cars and commercial vehicles (auto financing).

Retail loan portfolio reached R$20,820 million, up 34.9 % for the past 12 months. These loans comprised 56% of Unibanco’s total loan portfolio in September 2005, in line with the strategy of growing business in higher-margin segments.

Branch Network

At the end of 3Q05, Unibanco had a network of 909 branches and 359 corporate-site branches. Unibanco’s branches have been undergoing remodeling since the beginning of the year, when the new logo and new marketing positioning were formally launched. However, the remodeling process goes beyond physical layout and logo to accommodate a New Service Model.

The New Model aims at improving service efficiency, through the rationalizating the network processes, optimizing management time and developing tools in order to reduce time of response to client’s demand.

SMEs

The Retail banking business segment serves small and medium enterprises (SMEs), with annual sales up to R$150 million, offering credit facilities, account receivables financing and payroll services, in addition to cash-flow management products. The affiliation of credit cards in retailers over performed in the quarter, with 57,000 new accredited retailers, representing a continuous growth through out the year. This segment serves over 500,000 clients.

The SMEs loan portfolio reached R$6,759 million, up 38.4 % in the last 12 months. The highlight of the period was the increase in participation of the account receivables linked products.

Consumer Credit Companies

Unibanco’s Consumer Credit Companies covers consumer finance and credit cards segments trough Unicard, Hipercard, Fininvest, PontoCred (partnership with Globex, Ponto Frio department store chain’s parent company), LuizaCred (partnership with Magazine Luiza department store chain), SonaeCred (partnership with Sonae distribution chain), and Redecard (joint-venture with three other partners)

Credit Card Companies

Unibanco’s credit card business is constituted by Unicard, a credit card issuer, and Hipercard, credit card acquirer and issuer. Together, these companies posted a R$231 million net income in 9M05. In the quarter, the net income reached R$76 million.

The consolidated revenues, as measured by total credit card charges and cash withdrawals, reached R$3,785 million in 3Q05. The loan portfolio totaled R$3,325 in September 2005. The number of transactions was 14.9% .

Hipercard’s acquiring network has reached more than 102,000 points-of-sale, 83% located in the Northeast of Brazil.

Unicard innovated in offering the option to pay bills via credit card, increasing the depth of cross-sales. Unicard also maintained its nationwide leadership in the co-branded credit card segment.

Redecard

Redecard is responsible for the capturing and transmitting all of credit and debit cards transactions of the MasterCard, Maestro, Diners Club, and RedeShop brands in Brazil. Redecard also provides some products and services for its customers, such as leasing to retailers machines used for the processing of debit and credit card transactions.

Consumer Finance Companies

Fininvest, PontoCred, LuizaCred e SonaeCred constitute the consumer finance segment companies, which contributed with R$49 million equity income in 3Q05, and R$169 million in 9M05. The 3Q05 result reflects an increase in loan coverage and a larger provision for loan losses on account of discontinuing some Fininvest’s operations.

Consumer finance companies loan portfolio totaled R$2,734 million in September 2005, up 35.7% in 12 months.

Auto Financing

Unibanco operates nationwide in the Auto Financing segment through Dibens and Unibanco Financeira brands. It finances all sorts of vehicles, from motorcycles and passenger cars to buses and heavy trucks. Unibanco is the industry leader in the financing of heavy commercial vehicles.

The auto financing business posted a R$11 million net managerial income in 3Q05 and R$29 million in 9M05. At the end of September, the segment had a R$4,368 million loan portfolio.

Annuity

Unibanco Capitalização is responsible for the annuity business; the 3Q05 revenues totaled R$102 million, with marketing efforts for the MegaPlin, as a main feature. In 9M05, Unibanco Capitalização sales totaled R$290 million.

The Unibanco Capitalização net income was R$19 million in 3Q05 and R$59 in 9M05.

Wholesale

The Wholesale serves companies with annual sales above R$150 million, in addition to institutional investors. The segment strategy blends regional coverage and industry-specific expertise, focused on the development of long-term relationship banking. Unibanco’s Wholesale segment has been consistently well-positioned in M&A, Project Finance and Fixed Income and Equity Capital Markets.

The wholesale loan portfolio grew by 12.4% . Dollar-indexed credit portfolio, was US$2.756 million it the end of the quarter.

The main highlights of the Wholesale segment in the quarter were:

  Lead manager in seven debenture issues (Telemar, Vicunha Siderurgia, Sanepar, Celpe, AES-Tietê, Net and Eletropaulo), in the total amount of R$3.4 billion. Unibanco occupies the 2nd place in Anbid’s ranking of debenture origination and distribution.
  Lead manager in important equity transactions. In September 2005, the Wholesale segment led a secondary public offer of 86.1 million of Unibanco Units, held by Caixa Brasil SGPS S.A., totaling R$1.8 billion, which constituted the largest transaction involving a Brazilian company since 2002. In July 2005, Unibanco managed OHL Concesiones’ IPO, in the amount of R$496 million.
  Disbursement of R$589 million as a financial agent for BNDES (Brazilian National Social and Economic Development Bank), ranking 2nd in BNDES-exim onlendings, with R$257 million disbursed, and 3rd in the overall ranking. In the 9M05, Unibanco also ranked 2nd in BNDES-exim onlendings and 3rd in the overall ranking, corresponding to a 21.2% and 9.9% market share, respectively.
  Total balance of US$1.8 billion in trade finance and international warranties transactions. Unibanco attained a 4.8% growth in its locally-originated trade finance transactions, reaching US$955 million. Domestically issued warranties and letters of credit totaled US$288 million in the quarter, up 8.7% from 2Q05, whereas trade finance transactions originated offshore were up 7.2% in the quarter.
  Managed the structuring and distribution of shares in the Cataguazes-Leopoldina Credit Rights Investment Fund, totaling R$210 million.
  Financial advisory services to the following groups: USJ – Açúcar e Álcool on the project and implementation of a new industrial plant involving R$186 million; Rezende Barbosa, on the implementation of an investment project worth R$73 million; Queiroz Galvão Perfurações, on the structuring of a financial transaction totaling R$45 million; and Concessionária Rodoviária Vianorte, on the development of a complementary investment project in the amount of R$45 million.
  Attained the 2nd position in Cetip’s ranking of most active banks in the swap market. The cumulative portfolio reached R$2.3 billion, boosting the bank’s position among the most active firms in derivative structured transactions for clients.
  Equity Research department recognized as one of the Top 10 Research Houses in the 2005 ranking of Institutional Investor’s All-Brazil Research Team, with analyst Tânia Sztamfater winning the 1st place in the Consumer Goods category, and Carlos Albano placing 3rd in the category of Aerospace, Transportation and Industrials.

Insurance and Private Pension Plans

The insurance and private pension plans businesses registered R$81 million net income in 3Q05, and R$241 million in 9M05. Annualized ROAE was 24.5% and 23.4% in 3Q05 and 9M05, respectively. Insurance and private pension consolidated technical reserves stood at R$6,678 million in September 2005.

Insurance and private pension Plans consolidated revenues totaled R$1,069 million in 3Q05 and R$3,280 million in 9M05.

The combined ratio, which is a measure of operational efficiency for insurance companies, was 99.3% in 9M05 and 99.5% in 3Q05, maintaining below 100%. In its extended concept, which includes financial revenues, the combined ratio for the quarter was 86.3% .

Unibanco Insurance and Pension Plans segment currently occupies the 4th position, with a 7.8% market share as of August 2005, according to the rankings by Susep (Private Insurance Regulatory Body), Anapp (National Association Of Private Pension Funds) and ANS (supplementary health insurance regulatory agency).

The Pension Plans business registered a net income of R$53 million in 9M05. Revenues from this business totaled R$266 million in 3Q05 and R$920 million in 9M05.

Unibanco AIG Vida e Previdência ranked 4th, in terms of revenues, among pension plans as of August 2005. In terms of corporate pension plans sales, Unibanco AIG Previdência took the 2nd place by cumulative revenues, reaching R$536 million in the 9M05, according to Anapp’s data survey. The company serves 1,264 corporate clients and 759,000 individual costumers, of which 233,000 are enrolled in corporate plans, with a 25,1% market share.

Wealth Management

Unibanco Asset Management (UAM) closed September 2005 with R$35,700 in assets under management, up 1.7% for the quarter and 9.3% in the last 12 months. Its market share in September 2005 was 4.9% .

In October 2005, UAM launched two additional programs aimed at expanding UAM’s client-base while boosting its synergies with the credit card business. The “PoupeGanhe” campaign promotes lotteries for cars and homes for its investors, while the PopeVoe program, through the “Fundo Mais Milhas DI” (Mais Milhas DI Fund), awards extra airline free miles to Unicard Smiles cards holders.

Standard & Poors affirmed on July 20, 2005 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

Human Resources

Unibanco’s Human Resources department is committed to promote professional growth, aligning the personnel interests to its major strategic objectives. With 28,841 employees, the bank invested, in 9M05, R$19.8 million in staff development, including MBA programs in Brazil and abroad, and the courses on “Providing Service with Excellence” and “People Management”.

The “Providing Service with Excellence” targets upgrades customer services practices at branch level and has trained 9,396 employees by the end of September 2005.

Since 1997, external consultants have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2005, the employee satisfaction index reached 75%, while the employee motivation index hit a record 77%.

Corporate Governance

Stock Exchange Indices

Unibanco Units (UBBR11) are part of the main stock indices in the Brazilian market. The table below details the Units weight in each of the indices, according to revisions in May and September 2005:

Index	Weight (%)
	5/5/2005	9/2/3005

Ibovespa	0,984	1,264
IBrX-50	2,955	3,156
IBrX-100	2,064	2,799
IGC	4,736	4,933

Interest on Capital Stock

Unibanco and Unibanco Holdings pay interest on capital stock to their shareholders on a quarterly basis. The latest distribution was disbursed on October 31, 2005, in the terms described in the table below:

R$ per share

	UBB-ON UBBR3	UBB-PN UBBR4	HOL-ON UBHD3	HOL-PN UBHD6	UNIT* UBBR11	GDS** NYSE-UBB

Gross Value	0,0388235	0,0427059	0,0337633	0,0337633	0,0764692	0,3823460
Net Value	0,0330000	0,0363000	0,0286988	0,0286988	0,0649988	0,3249940

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings
(**) Each GDS listed on the New York Stock Exchange (NYSE:UBB) is equivalent to 5 Units

Unibanco’s dividend distribution policy determines a minimum payment of 35% of the annual net income, ex-legal reserves (5%). Unibanco Holdings distributes the entirety of its net income, after legal reserve deduction, to its shareholders.

Other Highlights

Units and GDSs Public Offerings

The Public Offering of Units and GDSs was successfully completed on September 23, 2005. The Offer, one of the largest in the Brazilian market in the last years, amounted to approximately R$1.8 billion, including the total performance of the greenshoe option. Demand for Units and GDS surpassed the offering book by three times.

The offering price was R$20.49 per Unit (Bovespa: UBBR11) and US$44.00 per GDS (traded at the New York Stock Exchange), representing a discount of less than 0.3% to the closing price at the pricing day.

The Public Offering added new and important institutional investors to Unibanco's shareholders' base. It is important to mention that not only the emerging market funds acquired Unibanco stocks, but also large investors that trade stocks worldwide more over, 1,415 investors participated in the Brazilian offering, of which more than 900 were individuals.

Following Unibanco's commitment to respect and incentive non-institutional investors, every single purchase order up to R$300,000 was completely fulfilled.

Fastest Internet Banking in the Market

Unibanco provides the fastest Internet Banking service in the market, with an average 16-second access time to checking-account information, against an average 30-second among its main competitors, according to a survey conducted by SiteSeeing. To cut down access and processing time, Unibanco in recent months incorporated a leading edge technology to reconstruct its navigation menus.

Social Responsibility

Instituto Unibanco

The year 2005 has marked continued achievements by Instituto Unibanco, with the establishment and renewal of partnerships intended at carrying out the following projects:

  From the Streets into Companies (Municipal Bureau of Social Welfare of Rio de Janeiro and Life, an NGO);
  Junior Achievement Program (with the same name NGO)
  Basic Training for Senior Citizen Caretakers (SEADS)
  Arts and Crafts Area (Rio de Janeiro City Council and Aplauso Rio, an NG0)
  Citizenship Training (the Carpe Diem Association)
  Solidary Literacy (with a similarly named NGO)
  Apprentice Studio (with CIPO, an NGO), “Se Liga e Acelera” (EDH – Lide);
  Preparation for Work Program (Solidary Training).
  Central Avenue (with BEI Editora )
  Young Volunteer Partners (with the NGO Parceiros Voluntários)
  Project Involve (State Education and Social Development Department and a group of another 31 institutions)

All the projects above involve educational activities aiming at the social inclusion of low-income young people.

Instituto Moreira Salles

Instituto Moreira Salles opened in 3Q05 an exhibit of Rio de Janeiro’s photographer Marc Ferrez, considered one of the pioneers in photography between the mid-19th to early 20th Century. This is the most comprehensive collection of Ferrez’s works shown. IMS owns the entire collection, which recorded historic transformations in Brazil during those years.

A selection of the photographs from this exhibit was sent in September to the Carnavalet Museum in Paris. From there, the exhibit will travel through the remaining IMS cultural centers during 2006.

As a whole, IMS programs hosted to 39,000 visitors in its cultural centers during 3Q05, of which 6,000 were students in guided visits.

The network of Espaço Unibanco/Espaço Arteplex theaters had more than 830,000 attendees in 3Q05.

Equator Principles

Since June 2004, Unibanco adopted the Equator Principles, a set of social and environmental requirements for the loan approval proceedings for infrastructure projects, implemented by the International Finance Corporation, a World Bank subsidiary. Unibanco was the first financial institution in Brazil – and in developing countries – to adopt the Equator Principles.

Since then, some fifteen projects have been submitted to the EqP (Equator Principles) guidelines. After the initial assessment for credit approval, all these projects have been monitored in accordance with the stipulations of the Financial Contract, the Environmental Assessment Report, and the Social and Environmental Questionnaire.

7002 - BALANCE SHEET

CODE	DESCRIPTION	September 30, 2005

10.0.0.00.00.00	TOTAL ASSETS	77,609,510.37
10.1.0.00.00.00	CURRENT ASSETS	50,384,608.22
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,094,401.69
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	19,859,311.00
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	12,846,233.93
10.1.2.22.00.00	Interbank Deposits	7,013,077.07
10.1.3.00.00.00	MARKETABLE SECURITIES	3,611,654.30
10.1.3.10.00.00	Own Portfolio	2,289,077.07
10.1.3.20.00.00	Subject to Repurchase Commitments	379,572.90
10.1.3.70.00.00	Pledged with Brazilian Central Bank	46,276.15
10.1.3.40.00.00	Pledged under Guarantees Rendered	306,623.83
10.1.3.85.00.00	Derivative Financial Instruments	590,104.35
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,619,025.23
10.1.4.10.00.00	Payments and Receipts Pending Settlement	745,257.83
10.1.4.20.00.00	Compulsory Deposits	4,859,177.10
10.1.4.20.10.00	Brazilian Central Bank	4,857,079.42
10.1.4.20.40.00	National Housing System - SFH	2,097.68
10.1.4.80.00.00	Correspondent Banks	14,590.30
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	45,388.16
10.1.5.10.00.00	Third-party Funds in Transit	617.10
10.1.5.20.00.00	Internal Transfers of Funds	44,771.06
10.1.6.00.00.00	LENDING OPERATIONS	14,806,529.23
10.1.6.10.00.00	Lending Operations	15,659,091.24
10.1.6.10.10.00	Public Sector	565,537.52
10.1.6.10.20.00	Private Sector	15,093,553.72
10.1.6.90.00.00	Allowance for Losses on Lending	(852,562.01)
10.1.8.00.00.00	OTHER CREDITS	5,114,428.13
10.1.8.20.00.00	Foreign Exchange Portfolio	3,634,825.16
10.1.8.30.00.00	Income Receivable	100,616.31
10.1.8.40.00.00	Negotiation and Intermediation of Securities	2,985.16
10.1.8.70.00.00	Sundry	1,418,625.66
10.1.8.90.00.00	Allowance for Losses on Other Credits	(42,624.16)
10.1.9.00.00.00	OTHER ASSETS	233,870.48
10.1.9.40.00.00	Other Assets	84,624.81
10.1.9.70.00.00	Allowance for Other Assets Losses	(21,502.77)
10.1.9.90.00.00	Prepaid Expenses	170,748.44
10.2.0.00.00.00	LONG-TERM ASSETS	20,739,447.42
10.2.2.00.00.00	INTERBANK INVESTMENTS	813,652.59
10.2.2.22.00.00	Interbank Deposits	813,652.59
10.2.3.00.00.00	MARKETABLE SECURITIES	8,353,896.20
10.2.3.10.00.00	Own Portfolio	3,141,934.72
10.2.3.20.00.00	Subject to Repurchase Commitments	4,640,492.11
10.2.3.70.00.00	Pledged with Brazilian Central Bank	20,466.90
10.2.3.40.00.00	Pledged under Guarantees Rendered	239,102.67
10.2.3.85.00.00	Derivative Financial Instruments	311,899.80
10.2.4.00.00.00	INTERBANK ACCOUNTS	48,635.17
10.2.4.20.00.00	Compulsory Deposits	48,635.17
10.2.4.20.40.00	National Housing System - SFH	48,635.17
10.2.6.00.00.00	LENDING OPERATIONS	8,746,112.99
10.2.6.10.00.00	Lending Operations	9,062,612.49
10.2.6.10.10.00	Public Sector	256,206.84
10.2.6.10.20.00	Private Sector	8,806,405.65
10.2.6.90.00.00	Allowance for Losses on Lending	(316,499.50)
10.2.8.00.00.00	OTHER CREDITS	2,672,675.96
10.2.8.10.00.00	Receivables on Guarantees Honored	29,813.43
10.2.8.30.00.00	Income Receivable	5,215.96
10.2.8.70.00.00	Sundry	2,642,172.25
10.2.8.90.00.00	Allowance for Losses on Other Credits	(4,525.68)
10.2.9.00.00.00	OTHER ASSETS	104,474.51
10.2.9.90.00.00	Prepaid Expenses	104,474.51
10.3.0.00.00.00	PERMANENT ASSETS	6,485,454.73
10.3.1.00.00.00	INVESTMENTS	5,753,356.28
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,721,262.66
10.3.1.20.10.00	Local	4,764,101.63
10.3.1.20.20.00	Foreign	957,161.03
10.3.1.50.00.00	Other Investments	62,828.82
10.3.1.90.00.00	Allowance for Losses	(30,735.20)
10.3.2.00.00.00	FIXED ASSETS	333,837.14
10.3.2.30.00.00	Land and buildings in use	170,082.44
10.3.2.40.00.00	Other Fixed Assets	800,201.72
10.3.2.90.00.00	Accumulated Depreciation	(636,447.02)
10.3.4.00.00.00	DEFERRED CHARGES	398,261.31
10.3.4.10.00.00	Organization and Expansion Costs	899,406.07
10.3.4.90.00.00	Accumulated Amortization	(501,144.76)
40.0.0.00.00.00	TOTAL LIABILITIES	77,609,510.37
40.1.0.00.00.00	CURRENT LIABILITIES	39,113,158.76
40.1.1.00.00.00	DEPOSITS	18,621,358.70
40.1.1.10.00.00	Demand Deposits	3,334,306.54
40.1.1.20.00.00	Savings Deposits	5,097,219.28
40.1.1.30.00.00	Interbank Deposits	463,442.67
40.1.1.40.00.00	Time Deposits	9,726,190.00
40.1.1.90.00.00	Other Deposits	200.21
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,919,622.90
40.1.2.10.00.00	Own Portfolio	5,152,543.80
40.1.2.20.00.00	Third Parties Portfolio	4,347,036.50
40.1.2.30.00.00	Unrestricted Portfolio	420,042.60
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	910,553.32
40.1.3.30.00.00	Mortgage Notes	230,889.33
40.1.3.50.00.00	Securities Abroad	679,663.99
40.1.4.00.00.00	INTERBANK ACCOUNTS	651,810.40
40.1.4.10.00.00	Receipts and Payments Pending Settlement	638,095.85
40.1.4.40.00.00	Correspondent Banks	13,714.55
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	322,557.14
40.1.5.10.00.00	Third-Party Funds in Transit	319,668.30
40.1.5.20.00.00	Internal Transfer of Funds	2,888.84
40.1.6.00.00.00	BORROWINGS	2,104,567.78
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	315.95
40.1.6.30.00.00	Foreign Borrowings	2,104,251.83
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,422,079.56
40.1.7.10.00.00	National Treasury	30,967.28
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	779,514.28
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	603,801.82
40.1.7.90.00.00	Other Institutions	7,796.18
40.1.8.00.00.00	FOREIGN ONLENDINGS	31,315.57
40.1.8.10.00.02	Foreign Onlendings	31,315.57
40.1.9.00.00.00	OTHER LIABILITIES	5,129,293.39
40.1.9.10.00.00	Collection of Taxes and Social Contributions	964,910.61
40.1.9.20.00.00	Foreign Exchange Portfolio	2,288,719.74
40.1.9.30.00.00	Social and Statutory	208,750.53
40.1.9.40.00.00	Taxes and Social Security	301,968.38
40.1.9.50.00.00	Negotiation and Intermediation of Securities	513.75
40.1.9.85.00.00	Subordinated Debit	115,805.44

40.1.9.87.00.00	Derivative Financial Instruments	411,331.35
40.1.9.90.00.00	Sundry	837,293.59
40.2.0.00.00.00	LONG-TERM LIABILITIES	29,497,549.88
40.2.1.00.00.00	DEPOSITS	18,489,381.55
40.2.1.30.00.00	Interbank Deposits	2,240,701.62
40.2.1.40.00.00	Time Deposits	16,248,679.93
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	482,837.80
40.2.3.30.00.00	Mortgage Notes	4,521.85
40.2.3.50.00.00	Securities Abroad	478,315.95
40.2.6.00.00.00	BORROWINGS	759,254.09
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	610.81
40.2.6.30.00.00	Foreign Borrowings	758,643.28
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,307,542.02
40.2.7.10.00.00	National Treasury	59,231.16
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,859,516.01
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	79,891.65
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,308,903.20
40.2.8.00.00.00	FOREIGN ONLENDINGS	113,015.97
40.2.8.10.00.00	Foreign Onlendings	113,015.97
40.2.9.00.00.00	OTHER LIABILITIES	6,345,518.45
40.2.9.40.00.00	Taxes and Social Security	821,652.02
40.2.9.85.00.00	Subordinated Debt	2,753,370.05
40.2.9.87.00.00	Derivative Financial Instruments	250,383.70
40.2.9.90.00.00	Sundry	2,520,112.68
40.5.0.00.00.00	DEFERRED INCOME	12,774.61
40.5.1.00.00.00	Deferred Income	12,774.61
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,986,027.12
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,466,902.21
40.6.1.20.00.00	Foreign Residents	1,533,097.79
40.6.4.00.00.00	Capital Reserves	159,829.68
40.6.5.00.00.00	Revaluation Reserves	5,541.57
40.6.6.00.00.00	Revenue Reserves	3,591,518.05
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(10,770.96)
40.6.8.00.00.00	Retained Earnings	289,600.15
40.6.9.00.00.00	Treasury Stocks	(49,691.37)

7003 - STATEMENT OF INCOME

		From July 1, 2005	From January 1, 2005
CODE	DESCRIPTION	to September 30, 2005	to September 30, 2005

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,116,032.90	8,526,787.82
10.1.1.10.10.11	Lending Operations	1,512,533.70	4,069,201.95
10.1.1.10.10.15	Marketable Securities	1,251,079.07	3,355,312.93
10.1.1.10.10.16	Derivative Financial Instruments	200,237.38	671,774.96
10.1.1.10.10.19	Compulsory Deposits	152,182.75	430,497.98
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,076,798.31)	(5,550,156.17)
10.1.1.10.20.12	Deposits and Securities Sold	(1,767,557.77)	(4,713,336.85)
10.1.1.10.20.14	Borrowings and Onlendings	(14,225.29)	(23,575.31)
10.1.1.10.20.18	Foreign Exchange Transactions	(98,313.48)	(296,434.21)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(196,701.77)	(516,809.80)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,039,234.59	2,976,631.65
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(408,486.08)	(1,081,512.64)
10.1.1.20.21.00	Services Rendered	432,609.73	1,241,628.00
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(409,857.77)	(1,125,984.17)
10.1.1.20.24.00	Other Administrative Expenses	(411,378.20)	(1,189,933.99)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(131,054.55)	(362,119.53)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	278,772.80	774,242.03
10.1.1.20.25.00	Other Operating Income	38,702.77	263,302.90
10.1.1.20.32.00	Other Operating Expenses	(206,280.86)	(682,647.88)
10.1.1.00.00.00	OPERATING INCOME	630,748.51	1,895,119.01
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(5,250.79)	(19,450.53)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	625,497.72	1,875,668.48
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(94,225.12)	(339,304.23)
10.2.1.00.00.00	Provision for Income Tax	(31,555.14)	(140,016.05)
10.2.2.00.00.00	Provision for Social Contribution	(10,582.76)	(55,476.91)
10.2.3.00.00.00	Deferred Tax Asset	(52,087.22)	(143,811.27)
10.3.0.00.00.00	PROFIT SHARING	(56,465.18)	(207,332.65)
10.0.0.00.00.00	NET INCOME	474,807.42	1,329,031.60
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(185,263.06)	(517,762.80)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000339844062140	0.000951256190682

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

							UNREALIZED
							GAINS AND
							LOSSES-
							MARKETABLE
							SECURITIES AND
				REVALUATION			DERIVATIVE
			CAPITAL	RESERVE ON	REVENUE RESERVES		FINANCIAL	RETAINED	TREASURY

CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.00.00.00	AT JUNE 30, 2005	5,000,000.00	159,659.23	5,612.51	433,820.93	3,157,697.12	(46,828.01)	-	(50,261.67)	8,659,700.11
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	55.79	-	55.79
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	36,057.05	-	-	36,057.05
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELATION	-	170.45	-	-	-	-	-	570.30	740.75
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBISIDIARIES/ASSOCIATED	-	-	(70.94)	-	-	-	-	-	(70.94)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	474,807.42	-	474,807.42
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(185,263.06)		(185,263.06)
00.0.1.00.00.00	AT SEPTEMBER 30, 2005	5,000,000.00	159,829.68	5,541.57	433,820.93	3,157,697.12	(10,770.96)	289,600.15	(49,691.37)	8,986,027.12
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	170.45	(70.94)	-	-	36,057.05	289,600.15	570.30	326,327.01
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE									0.000132602289313

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2005
CODE	DESCRIPTION	to September 30, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	5,956,213.21
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	304,080.45
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	1,045.65
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	796.54
10.3.3.00.00.00	Other (+/-)	796.54
10.5.0.00.00.00	THIRD PARTY FUNDS	5,650,290.57
10.5.1.00.00.00	Increase in Liabilities	5,265,974.39
10.5.1.01.00.00	Deposits	275,590.46
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	3,341,924.77
10.5.1.05.00.00	Mortgage notes	9,426.48
10.5.1.07.00.00	Interbank and Interdepartmental accounts	14,931.07
10.5.1.08.00.00	Borrowings and Onlendings	289,233.04
10.5.1.09.00.00	Other Liabilities	1,334,868.57
10.5.2.00.00.00	Decrease in Assets	255,219.85
10.5.2.06.00.00	Other Credits	255,219.85
10.5.3.00.00.00	Sale of Assets and Investments	16,873.33
10.5.3.02.00.00	Foreclosed Assets	11,631.27
10.5.3.03.00.00	Fixed Assets	10.00
10.5.3.05.00.00	Investments	5,232.06
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	112,223.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	5,746,017.57
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	185,263.06
20.4.0.00.00.00	INVESTMENTS IN	324,097.18
20.4.2.00.00.00	Foreclosed Assets	11,711.77
20.4.3.00.00.00	Fixed Assets	20,818.41
20.4.5.00.00.00	Investments	291,567.00
20.5.0.00.00.00	DEFERRED CHARGES	40,344.46
20.6.0.00.00.00	INCREASE IN ASSETS	5,196,312.87
20.6.1.00.00.00	Interbank Investments	2,797,953.81
20.6.2.00.00.00	Marketable Securities	873,066.36
20.6.3.00.00.00	Interbank and Interdepartmental accounts	166,031.17
20.6.4.00.00.00	Lending Operations	1,324,549.95
20.6.7.00.00.00	Other Assets	34,711.58
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	210,195.64

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	884,206.05
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,094,401.69
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	210,195.64

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	September 30, 2005

10.0.0.00.00.00	TOTAL ASSETS	88,422,719.46
10.1.0.00.00.00	CURRENT ASSETS	63,448,342.62
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,275,866.48
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	15,449,392.44
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	12,846,235.34
10.1.2.22.00.00	Interbank Deposits	2,603,157.10
10.1.3.00.00.00	MARKETABLE SECURITIES	10,535,047.24
10.1.3.10.00.00	Own Portfolio	9,125,048.74
10.1.3.20.00.00	Subject to Repurchase Commitments	395,711.88
10.1.3.70.00.00	Pledged with Brazilian Central Bank	48,738.10
10.1.3.40.00.00	Pledged under Guarantees Rendered	408,407.37
10.1.3.85.00.00	Derivative Financial Instruments	557,141.15
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,788,165.66
10.1.4.10.00.00	Payments and Receipts Pending Settlement	770,194.74
10.1.4.20.00.00	Compulsory Deposits	4,994,546.96
10.1.4.20.10.00	Brazilian Central Bank	4,992,449.28
10.1.4.20.40.00	National Housing System - SFH	2,097.68
10.1.4.80.00.00	Correspondent Banks	23,423.96
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	46,521.74
10.1.5.10.00.00	Third-party Funds in Transit	617.10
10.1.5.20.00.00	Internal Transfers of Funds	45,904.64
10.1.6.00.00.00	LENDING OPERATIONS	21,318,429.19
10.1.6.10.00.00	Lending Operations	22,699,631.15
10.1.6.10.10.00	Public Sector	565,537.52
10.1.6.10.20.00	Private Sector	22,134,093.63
10.1.6.90.00.00	Allowance for Losses on Lending	(1,381,201.96)
10.1.7.00.00.00	LEASING OPERATIONS	442,625.41
10.1.7.10.00.00	Leasing Operations	831,863.50
10.1.7.10.20.00	Private Sector	831,863.50
10.1.7.80.00.00	Unearned Leasing Income	(381,793.71)
10.1.7.90.00.00	Allowance for Losses on Leasing	(7,444.38)
10.1.8.00.00.00	OTHER CREDITS	8,139,513.18
10.1.8.20.00.00	Foreign Exchange Portfolio	3,634,825.16
10.1.8.30.00.00	Income Receivable	121,416.22
10.1.8.40.00.00	Negotiation and Intermediation of Securities	114,214.91
10.1.8.70.00.00	Sundry	4,322,994.25
10.1.8.90.00.00	Allowance for Losse on Other Credits	(53,937.36)
10.1.9.00.00.00	OTHER ASSETS	452,781.28
10.1.9.40.00.00	Other Assets	184,973.99
10.1.9.70.00.00	Allowance for Other Assets Losses	(53,184.73)
10.1.9.90.00.00	Prepaid Expenses	320,992.02
10.2.0.00.00.00	LONG-TERM ASSETS	22,278,189.84
10.2.2.00.00.00	INTERBANK INVESTMENTS	441,861.83
10.2.2.22.00.00	Interbank Deposits	441,861.83
10.2.3.00.00.00	MARKETABLE SECURITIES	6,753,001.67
10.2.3.10.00.00	Own Portfolio	3,334,190.04
10.2.3.20.00.00	Subject to Repurchase Commitments	2,810,668.22
10.2.3.70.00.00	Pledged with Brazilian Central Bank	31,529.07
10.2.3.40.00.00	Pledged under Guarantees Rendered	264,799.19
10.2.3.85.00.00	Derivative Financial Instruments	311,815.15
10.2.4.00.00.00	INTERBANK ACCOUNTS	48,635.17
10.2.4.20.00.00	Compulsory Deposits	48,635.17
10.2.4.20.40.00	National Housing System - SFH	48,635.17
10.2.6.00.00.00	LENDING OPERATIONS	9,578,001.91
10.2.6.10.00.00	Lending Operations	9,905,862.30
10.2.6.10.10.00	Public Sector	256,206.84
10.2.6.10.20.00	Private Sector	9,649,655.46
10.2.6.90.00.00	Allowance for Losses on Lending	(327,860.39)
10.2.7.00.00.00	LEASING OPERATIONS	306,637.21
10.2.7.10.00.00	Leasing Operations	683,224.37
10.2.7.10.20.00	Private Sector	683,224.37
10.2.7.80.00.00	Unearned Leasing Income	(368,778.76)
10.2.7.90.00.00	Allowance for Losses on Leasing	(7,808.40)
10.2.8.00.00.00	OTHER CREDITS	5,027,994.52
10.2.8.10.00.00	Receivables on Guarantees Honored	29,813.43
10.2.8.30.00.00	Income Receivable	5,215.96
10.2.8.40.00.00	Negotiation and Intermediation of Securities	1,008.26
10.2.8.70.00.00	Sundry	5,002,703.34
10.2.8.90.00.00	Allowance for Losses on Other Credits	(10,746.47)
10.2.9.00.00.00	OTHER ASSETS	122,057.53
10.2.9.90.00.00	Prepaid Expenses	122,057.53
10.3.0.00.00.00	PERMANENT ASSETS	2,696,187.00
10.3.1.00.00.00	INVESTMENTS	1,194,190.37
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,072,998.61
10.3.1.20.10.00	Local	1,072,998.61
10.3.1.50.00.00	Other Investments	184,228.75
10.3.1.90.00.00	Allowance for Losses	(63,036.99)
10.3.2.00.00.00	FIXED ASSETS	800,795.80
10.3.2.30.00.00	Land and buildings in use	567,549.58
10.3.2.40.00.00	Other Fixed Assets	1,325,659.09
10.3.2.90.00.00	Accumulated Depreciation	(1,092,412.87)
10.3.3.00.00.00	LEASED FIXED ASSETS	114.97
10.3.3.20.00.00	Leased Assets	464.54
10.3.3.90.00.00	Accumulated Depreciation	(349.57)
10.3.4.00.00.00	DEFERRED CHARGES	701,085.86
10.3.4.10.00.00	Organization and Expansion Costs	1,408,723.46
10.3.4.90.00.00	Accumulated Amortization	(707,637.60)
40.0.0.00.00.00	TOTAL LIABILITIES	88,422,719.46
40.1.0.00.00.00	CURRENT LIABILITIES	48,278,208.95
40.1.1.00.00.00	DEPOSITS	19,072,999.39
40.1.1.10.00.00	Demand Deposits	3,504,913.61
40.1.1.20.00.00	Savings Deposits	5,523,508.70
40.1.1.30.00.00	Interbank Deposits	50,234.03
40.1.1.40.00.00	Time Deposits	9,994,142.84
40.1.1.90.00.00	Other Deposits	200.21
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,666,564.60
40.1.2.10.00.00	Own Portfolio	5,165,201.35
40.1.2.20.00.00	Third Parties Portfolio	4,100,377.29
40.1.2.30.00.00	Unrestricted Portfolio	400,985.96
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	824,220.56
40.1.3.30.00.00	Mortgage Notes	261,277.11
40.1.3.50.00.00	Securities Abroad	562,943.45
40.1.4.00.00.00	INTERBANK ACCOUNTS	695,078.36
40.1.4.10.00.00	Receipts and Payments Pending Settlement	683,119.19
40.1.4.40.00.00	Correspondent Banks	11,959.17
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	322,956.68
40.1.5.10.00.00	Third-Party Funds in Transit	319,728.71
40.1.5.20.00.00	Internal Transfer of Funds	3,227.97
40.1.6.00.00.00	BORROWINGS	2,243,278.44
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	315.95
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	141,569.68
40.1.6.30.00.00	Foreign Borrowings	2,101,392.81
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,801,172.10
40.1.7.10.00.00	National Treasury	30,967.28
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	779,514.28
40.1.7.40.00.00	CEF (Federal Savings and Loans Bank)	7,796.18
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	982,894.36
40.1.8.00.00.00	FOREIGN ONLENDINGS	31,315.57
40.1.8.10.00.00	Foreign Onlendings	31,315.57
40.1.9.00.00.00	OTHER LIABILITIES	13,620,623.25
40.1.9.10.00.00	Collection of Taxes and Social Contributions	1,010,559.07
40.1.9.20.00.00	Foreign Exchange Portfolio	2,288,719.74
40.1.9.30.00.00	Social and Statutory	251,719.84
40.1.9.40.00.00	Taxes and Social Security	612,695.91
40.1.9.50.00.00	Negotiation and Intermediation of Securities	368,478.30
40.1.9.85.00.00	Subordinated Debt	115,267.06
40.1.9.87.00.00	Derivative Financial Instruments	373,397.13
40.1.9.90.00.00	Sundry	8,599,786.20
40.2.0.00.00.00	LONG-TERM LIABILITIES	30,348,583.29
40.2.1.00.00.00	DEPOSITS	15,480,776.92
40.2.1.30.00.00	Interbank Deposits	30,776.20
40.2.1.40.00.00	Time Deposits	15,450,000.72
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	462,160.45
40.2.3.30.00.00	Mortgage Notes	2,069.01
40.2.3.50.00.00	Securities Abroad	460,091.44
40.2.6.00.00.00	BORROWINGS	655,672.83
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	610.81
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	6,804.64
40.2.6.30.00.00	Foreign Borrowings	648,257.38
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,738,810.20
40.2.7.10.00.00	National Treasury	59,231.16
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,859,516.01
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	79,891.65
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,740,171.38
40.2.8.00.00.00	FOREIGN ONLENDINGS	113,015.97
40.2.8.10.00.00	Foreign Onlendings	113,015.97
40.2.9.00.00.00	OTHER LIABILITIES	9,898,146.92
40.2.9.40.00.00	Taxes and Social Security	1,740,910.26
40.2.9.50.00.00	Negotiation and Intermediation of Securities	11,888.60
40.2.9.85.00.00	Subordinated Debt	2,737,970.21
40.2.9.87.00.00	Derivative Financial Instruments	240,840.70
40.2.9.90.00.00	Sundry	5,166,537.15
40.5.0.00.00.00	DEFERRED INCOME	92,355.12
40.5.1.00.00.00	Deferred Income	92,355.12
40.9.0.00.00.00	MINORITY INTEREST	717,544.98
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,986,027.12
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,466,902.21
40.6.1.20.00.00	Foreign Residents	1,533,097.79
40.6.4.00.00.00	Capital Reserves	159,829.68
40.6.5.00.00.00	Revaluation Reserve	5,541.57
40.6.6.00.00.00	Revenue Reserves	3,591,518.05
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(10,770.96)
40.6.8.00.00.00	Retained Earnings	289,600.15
40.6.9.00.00.00	Treasury Stocks	(49,691.37)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From July 1, 2005	From January 1, 2005
CODE	DESCRIPTION	to September 30, 2005	to September 30, 2005

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,764,582.02	10,450,819.28
10.1.1.10.10.11	Lending Operations	2,425,141.42	6,638,955.13
10.1.1.10.10.13	Leasing Operations	35,839.03	100,771.95
10.1.1.10.10.15	Marketable Securities	941,102.98	2,649,053.76
10.1.1.10.10.16	Derivative Financial Instruments	209,812.95	630,100.99
10.1.1.10.10.19	Compulsory Deposits	152,685.64	431,937.45
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,231,684.87)	(5,941,592.40)
10.1.1.10.20.12	Deposits and Securities Sold	(1,592,739.52)	(4,305,381.64)
10.1.1.10.20.14	Borrowings and Onlendings	(38,880.53)	(94,140.22)
10.1.1.10.20.18	Foreign Exchange Transactions	(96,923.67)	(293,621.15)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(503,141.15)	(1,248,449.39)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,532,897.15	4,509,226.88
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(769,676.99)	(2,351,122.70)
10.1.1.20.21.00	Services Rendered	869,669.81	2,429,507.30
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(518,329.95)	(1,431,460.11)
10.1.1.20.24.00	Other Administrative Expenses	(805,175.05)	(2,310,169.56)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(242,758.80)	(736,012.26)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	14,163.13	29,050.59
10.1.1.20.25.00	Other Operating Income	1,196,900.93	3,805,973.05
10.1.1.20.32.00	Other Operating Expenses	(1,284,147.06)	(4,138,011.71)
10.1.1.00.00.00	OPERATING INCOME	763,220.16	2,158,104.18
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(5,409.95)	4,257.20
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	757,810.21	2,162,361.38
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(170,529.33)	(464,240.05)
10.2.1.00.00.00	Provision for income tax	(75,543.33)	(315,185.95)
10.2.2.00.00.00	Provision for social contribution	(23,906.57)	(117,143.29)
10.2.3.00.00.00	Deferred tax asset	(71,079.43)	(31,910.81)
10.3.0.00.00.00	PROFIT SHARING	(74,682.26)	(259,534.77)
40.0.0.00.00.00	MINORITY INTEREST	(37,791.20)	(109,554.96)
10.0.0.00.00.00	NET INCOME	512,598.62	1,438,586.56
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(185,263.06)	(517,762.80)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000366893165377	0.001029670303575

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

							UNREALIZED
							GAINS AND
							LOSSES-
							MARKETABLE
							SECURITIES AND
				REVALUATION			DERIVATIVE
			CAPITAL	RESERVE ON	REVENUE RESERVES		FINANCIAL	RETAINED	TREASURY

CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.00.00.00	AT JUNE 30, 2005	5,000,000.00	159,659.23	5,612.51	433,820.93	3,157,697.12	(46,828.01)	-	(50,261.67)	8,659,700.11
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	55.79	-	55.79
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	36,057.05	-	-	36,057.05
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELATION	-	170.45	-	-	-	-	-	570.30	740.75
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBISIDIARIES/ASSOCIATED	-	-	(70.94)	-	-	-	-	-	(70.94)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	474,807.42	-	474,807.42
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(185,263.06)		(185,263.06)
00.0.1.00.00.00	AT SEPTEMBER 30, 2005	5,000,000.00	159,829.68	5,541.57	433,820.93	3,157,697.12	(10,770.96)	289,600.15	(49,691.37)	8,986,027.12
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	170.45	(70.94)	-	-	36,057.05	289,600.15	570.30	326,327.01
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE									0.000132602289313

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2005
CODE	DESCRIPTION	to September 30, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,252,293.51
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	606,425.84
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(18,339.98)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	796.54
10.3.3.00.00.00	Other (+/-)	796.54
10.5.0.00.00.00	THIRD PARTY FUNDS	5,663,411.11
10.5.1.00.00.00	Increase in Liabilities	5,424,400.41
10.5.1.02.00.00	Securities Sold Under Resale Agreements	3,196,877.83
10.5.1.05.00.00	Mortgage Notes	6,114.50
10.5.1.07.00.00	Interbank and Interdepartmental accounts	565.19
10.5.1.08.00.00	Borrowings and Onlendings	349,019.32
10.5.1.09.00.00	Other Liabilities	1,871,823.57
10.5.2.00.00.00	Decrease in Assets	212,093.84
10.5.2.07.00.00	Other Assets	212,093.84
10.5.3.00.00.00	Sale of Assets and Investments	26,916.86
10.5.3.02.00.00	Foreclosed Assets	19,850.45
10.5.3.03.00.00	Fixed Assets	2,610.35
10.5.3.05.00.00	Investments	4,456.06
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,057,028.76
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	185,263.06
20.4.0.00.00.00	INVESTMENTS IN	90,807.53
20.4.2.00.00.00	Foreclosed Assets	30,037.98
20.4.3.00.00.00	Fixed Assets	45,343.95
20.4.5.00.00.00	Investments	15,425.60
20.5.0.00.00.00	DEFERRED CHARGES	66,363.64
20.6.0.00.00.00	INCREASE IN ASSETS	5,412,605.82
20.6.1.00.00.00	Interbank Investments	3,156,271.68
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	389,560.37
20.6.3.00.00.00	Interbank and Interdepartmental accounts	127,734.96
20.6.4.00.00.00	Lending Operations	1,650,490.69
20.6.5.00.00.01	Leasing Operations	48,511.66
20.6.6.00.00.00	Other Credits	40,036.46
20.7.0.00.00.00	DECREASE IN LIABILITIES	301,988.71
20.7.1.00.00.00	Deposits	301,988.71
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	195,264.75

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,080,601.73
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,275,866.48
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	195,264.75

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	September 30, 2005

10.0.0.00.00.00	TOTAL ASSETS	81,557,391.36
10.1.0.00.00.00	CURRENT ASSETS	55,418,791.86
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,257,066.01
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	14,898,730.58
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	12,846,235.33
10.1.2.22.00.00	Interbank Deposits	2,052,495.25
10.1.3.00.00.00	MARKETABLE SECURITIES	4,215,255.07
10.1.3.10.00.00	Own Portfolio	2,833,426.47
10.1.3.20.00.00	Subject to Repurchase Commitments	392,444.13
10.1.3.70.00.00	Pledged with Brazilian Central Bank	51,200.05
10.1.3.40.00.00	Pledged under Guarantees Rendered	399,237.89
10.1.3.85.00.00	Derivative Financial Instruments	538,946.53
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,794,903.79
10.1.4.10.00.00	Payments and Receipts Pending Settlement	774,280.77
10.1.4.20.00.00	Compulsory Deposits	4,994,626.98
10.1.4.20.10.00	Brazilian Central Bank	4,992,529.30
10.1.4.20.40.00	National Housing System - SFH	2,097.68
10.1.4.80.00.00	Correspondent Banks	25,996.04
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	45,388.26
10.1.5.10.00.00	Third-party Funds in Transit	617.10
10.1.5.20.00.00	Internal Transfers of Funds	44,771.16
10.1.6.00.00.00	LENDING OPERATIONS	21,366,213.55
10.1.6.10.00.00	Lending Operations	22,818,197.05
10.1.6.10.10.00	Public Sector	472,141.84
10.1.6.10.20.00	Private Sector	22,346,055.21
10.1.6.90.00.00	Allowance for Losses on Lending	(1,451,983.50)
10.1.7.00.00.00	LEASING OPERATIONS	25,778.54
10.1.7.10.00.00	Leasing Operations	414,971.78
10.1.7.10.20.00	Private Sector	414,971.78
10.1.7.80.00.00	Unearned Leasing Income	(381,748.87)
10.1.7.90.00.00	Allowance for Losses on Leasing	(7,444.37)
10.1.8.00.00.00	OTHER CREDITS	7,463,810.73
10.1.8.20.00.00	Foreign Exchange Portfolio	3,634,825.17
10.1.8.30.00.00	Income Receivable	110,986.01
10.1.8.40.00.00	Negotiation and Intermediation of Securities	113,849.74
10.1.8.70.00.00	Sundry	3,685,170.71
10.1.8.90.00.00	Allowance for Losses on Other Credits	(81,020.90)
10.1.9.00.00.00	OTHER ASSETS	351,645.33
10.1.9.40.00.00	Other Assets	139,353.56
10.1.9.70.00.00	Allowance for Other Assets Losses	(42,644.72)
10.1.9.90.00.00	Prepaid Expenses	254,936.49
10.2.0.00.00.00	LONG-TERM ASSETS	20,517,373.25
10.2.2.00.00.00	INTERBANK INVESTMENTS	428,187.57
10.2.2.22.00.00	Interbank Deposits	428,187.57
10.2.3.00.00.00	MARKETABLE SECURITIES	5,726,899.86
10.2.3.10.00.00	Own Portfolio	2,306,414.48
10.2.3.20.00.00	Subject to Repurchase Commitments	2,810,668.22
10.2.3.70.00.00	Pledged with Brazilian Central Bank	42,591.23
10.2.3.40.00.00	Pledged under Guarantees Rendered	255,442.25
10.2.3.85.00.00	Derivative Financial Instruments	311,783.68
10.2.4.00.00.00	INTERBANK ACCOUNTS	48,635.17
10.2.4.20.00.00	Compulsory Deposits	48,635.17
10.2.4.20.40.00	National Housing System - SFH	48,635.17
10.2.6.00.00.00	LENDING OPERATIONS	9,611,829.71
10.2.6.10.00.00	Lending Operations	9,943,503.60
10.2.6.10.10.00	Public Sector	213,895.57
10.2.6.10.20.00	Private Sector	9,729,608.03
10.2.6.90.00.00	Allowance for Losses on Lending	(331,673.89)
10.2.7.00.00.00	LEASING OPERATIONS	(36,080.03)
10.2.7.10.00.00	Leasing Operations	340,462.72
10.2.7.10.20.00	Private Sector	340,462.72
10.2.7.80.00.00	Unearned Leasing Income	(368,734.34)
10.2.7.90.00.00	Allowance for Losses on Leasing	(7,808.41)
10.2.8.00.00.00	OTHER CREDITS	4,614,739.86
10.2.8.10.00.00	Receivables on Guarantees Honored	29,813.43
10.2.8.30.00.00	Income Receivable	5,215.96
10.2.8.40.00.00	Negotiation and Intermediation of Securities	1,008.26
10.2.8.70.00.00	Sundry	4,588,219.48
10.2.8.90.00.00	Allowance for Losses on Other Credits	(9,517.27)
10.2.9.00.00.00	OTHER ASSETS	123,161.11
10.2.9.90.00.00	Prepaid Expenses	123,161.11
10.3.0.00.00.00	PERMANENT ASSETS	5,621,226.25
10.3.1.00.00.00	INVESTMENTS	3,142,598.02
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,645,565.17
10.3.1.20.10.00	Local Residents	2,456,547.06
10.3.1.20.20.00	Foreign residents	189,018.11
10.3.1.50.00.00	Other Investments	543,570.86
10.3.1.90.00.00	Allowance for Losses	(46,538.01)
10.3.2.00.00.00	FIXED ASSETS	375,507.66
10.3.2.30.00.00	Land and buildings in use	188,432.86
10.3.2.40.00.00	Other Fixed Assets	909,632.60
10.3.2.90.00.00	Accumulated Depreciation	(722,557.80)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,165,889.88
10.3.3.20.00.00	Leased Assets	1,905,619.53
10.3.3.90.00.00	Accumulated depreciation	(739,729.65)
10.3.4.00.00.00	DEFERRED CHARGES	937,230.69
10.3.4.10.00.00	Organization and Expansion Costs	2,607,977.20
10.3.4.90.00.00	Accumulated Amortization	(1,670,746.51)
40.0.0.00.00.00	TOTAL LIABILITIES	81,557,391.36
40.1.0.00.00.00	CURRENT LIABILITIES	42,830,410.33
40.1.1.00.00.00	DEPOSITS	19,208,876.35
40.1.1.10.00.00	Demand Deposits	3,630,390.08
40.1.1.20.00.00	Savings Deposits	5,523,508.70
40.1.1.30.00.00	Interbank Deposits	51,968.23
40.1.1.40.00.00	Time Deposits	10,002,809.13
40.1.1.90.00.00	Other Deposits	200.21
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,657,378.30
40.1.2.10.00.00	Own Portfolio	5,165,201.35
40.1.2.20.00.00	Third Parties Portfolio	4,091,190.99
40.1.2.30.00.00	Unrestricted Portfolio	400,985.96
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	793,821.78
40.1.3.30.00.00	Mortgage Notes	230,889.33
40.1.3.50.00.00	Securities Abroad	562,932.45
40.1.4.00.00.00	INTERBANK ACCOUNTS	705,167.22
40.1.4.10.00.00	Receipts and Payments Pending Settlement	691,367.76
40.1.4.40.00.00	Correspondent Banks	13,799.46
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	322,954.74
40.1.5.10.00.00	Third-Party Funds in Transit	319,709.86
40.1.5.20.00.00	Internal Transfer of Funds	3,244.88
40.1.6.00.00.00	BORROWINGS	2,097,558.53
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	315.95
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	1,400.54

40.1.6.30.00.00	Foreign Borrowings	2,095,842.04
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,801,172.10
40.1.7.10.00.00	National Treasury	30,967.28
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	779,514.28
40.1.7.40.00.00	CEF (Federal Savings and Loans Bank)	7,796.18
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	982,894.36
40.1.8.00.00.00	FOREIGN ONLENDING	31,315.57
40.1.8.10.00.00	Foreign Onlending	31,315.57
40.1.9.00.00.00	OTHER LIABILITIES	8,212,165.74
40.1.9.10.00.00	Collection of Taxes and Social Contributions	967,157.78
40.1.9.20.00.00	Foreign Exchange Portfolio	2,288,719.74
40.1.9.30.00.00	Social and Statutory	220,048.20
40.1.9.40.00.00	Taxes and Social Security	466,562.42
40.1.9.50.00.00	Negotiation and Intermediation of Securities	360,667.98
40.1.9.85.00.00	Subordinated Debt	115,267.06
40.1.9.87.00.00	Derivative Financial Instruments	372,370.53
40.1.9.90.00.00	Sundry	3,421,372.03
40.2.0.00.00.00	LONG-TERM LIABILITIES	29,550,459.81
40.2.1.00.00.00	DEPOSITS	16,504,758.80
40.2.1.30.00.00	Interbank Deposits	29,041.97
40.2.1.40.00.00	Time Deposits	16,475,716.83
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	460,590.94
40.2.3.30.00.00	Mortgage Notes	4,521.85
40.2.3.50.00.00	Securities Abroad	456,069.09
40.2.6.00.00.00	BORROWINGS	648,868.19
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	610.81
40.2.6.30.00.00	Foreign Borrowings	648,257.38
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,738,810.20
40.2.7.10.00.00	National Treasury	59,231.16
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,859,516.01
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	79,891.65
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,740,171.38
40.2.8.00.00.00	FOREIGN ONLENDINGS	113,015.97
40.2.8.10.00.00	Foreign Onlendings	113,015.97
40.2.9.00.00.00	OTHER LIABILITIES	8,084,415.71
40.2.9.40.00.00	Taxes and Social Security	1,459,190.05
40.2.9.50.00.00	Negotiation and Intermediation of Securities	11,888.60
40.2.9.85.00.00	Subordinated Debt	2,737,970.21
40.2.9.87.00.00	Derivative Financial Instruments	240,787.47
40.2.9.90.00.00	Sundry	3,634,579.38
40.5.0.00.00.00	DEFERRED INCOME	28,176.55
40.5.1.00.00.00	Deferred Income	28,176.55
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,148,344.67
40.6.1.00.00.00	Capital	5,068,554.62
40.6.1.10.00.00	Local Residents	3,535,456.19
40.6.1.20.00.00	Foreign Residents	1,533,098.43
40.6.2.00.00.00	(Capital to be realized)	(750.00)
40.6.4.00.00.00	Capital Reserves	181,130.83
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,541.80
40.6.6.00.00.00	Revenue Reserves	3,653,080.09
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(11,162.18)
40.6.8.00.00.00	Retained earnings	301,640.88
40.6.9.00.00.00	Treasury Stock	(49,691.37)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From July 1, 2005	From January 1, 2005
CODE	DESCRIPTION	to September 30, 2005	to September 30, 2005

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,957,539.48	10,755,641.46
10.1.1.10.10.11	Lending Operations	2,605,594.18	6,984,638.87
10.1.1.10.10.13	Leasing Operations	35,839.03	100,771.95
10.1.1.10.10.15	Marketable Securities	953,116.20	2,608,658.72
10.1.1.10.10.16	Derivative Financial Instruments	210,253.35	629,583.39
10.1.1.10.10.19	Compulsory Deposits	152,736.72	431,988.53
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,602,111.94)	(6,430,282.01)
10.1.1.10.20.12	Deposits and Securities Sold	(1,797,490.50)	(4,584,648.72)
10.1.1.10.20.14	Borrowings and Onlendings	(178,582.25)	(223,107.96)
10.1.1.10.20.18	Foreign Exchange Transactions	(96,923.67)	(293,621.15)
10.1.1.10.20.20	Provision for Lending, Leasing and Other	(529,115.52)	(1,328,904.18)
	Credits Losses
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,355,427.54	4,325,359.45
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(666,707.72)	(2,373,139.11)
10.1.1.20.21.00	Services Rendered	617,716.55	1,646,992.81
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(428,206.29)	(1,178,045.09)
10.1.1.20.24.00	Other Administrative Expenses	(682,455.43)	(1,929,633.39)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(217,274.32)	(639,831.84)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	193,191.91	458,652.63
10.1.1.20.25.00	Other Operating Income	249,071.91	477,545.57
10.1.1.20.32.00	Other Operating Expenses	(398,752.05)	(1,208,819.80)
10.1.1.00.00.00	OPERATING INCOME	688,719.82	1,952,220.34
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(7,766.43)	(23,505.51)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	680,953.39	1,928,714.83
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(128,726.14)	(343,717.20)
10.2.1.00.00.00	Provision for Income Tax	(59,012.27)	(236,316.18)
10.2.2.00.00.00	Provision for Social Contribution	(15,747.07)	(87,041.10)
10.2.3.00.00.00	Deferred Tax Asset	(53,966.80)	(20,359.92)
10.3.0.00.00.00	PROFIT SHARING	(65,323.32)	(221,898.55)
10.0.0.00.00.00	NET INCOME	486,903.93	1,363,099.08
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(185,263.06)	(517,762.80)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000348592098424	0.000975891831392

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2005
CODE	DESCRIPTION	to September 30, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,230,673.52
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	499,267.21
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	500.80
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	783.77
10.3.3.00.00.00	Other (+/-)	783.77
10.5.0.00.00.00	THIRD PARTY FUNDS	5,730,121.74
10.5.1.00.00.00	Increase in Liabilities	5,593,651.95
10.5.1.01.00.00	Deposits	59,339.43
10.5.1.02.00.00	Securities Sold under Repurchase Agreements	3,197,892.00
10.5.1.05.00.00	Mortgage Notes	9,426.48
10.5.1.08.00.00	Borrowings and Onlendings	340,625.12
10.5.1.09.00.00	Other Liabilities	1,986,368.92
10.5.2.00.00.00	Decrease in Assets	625.45
10.5.2.05.00.00	Leasing Operations	625.45
10.5.3.00.00.00	Sale of Assets and Investments	43,007.64
10.5.3.02.00.00	Foreclosed Assets	19,066.50
10.5.3.03.00.00	Fixed Assets	751.75
10.5.3.04.00.00	Leased Fixed Assets	22,179.39
10.5.3.05.00.00	Investments	1,010.00
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	92,836.70
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,029,550.83
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	185,263.06
20.4.0.00.00.00	INVESTMENTS IN	304,315.63
20.4.2.00.00.00	Foreclosed Assets	28,769.02
20.4.3.00.00.00	Fixed Assets	35,359.41
20.4.4.00.00.00	Leased Fixed Assets	182,069.07
20.4.5.00.00.00	Investments	58,118.13
20.5.0.00.00.00	DEFERRED CHARGES	73,657.27
20.6.0.00.00.00	INCREASE IN ASSETS	5,445,354.85
20.6.1.00.00.00	Interbank Investments	3,142,843.28
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	438,862.83
20.6.3.00.00.00	Interbank and Interdepartmental accounts	106,410.74
20.6.4.00.00.00	Lending Operations	1,654,330.17
20.6.6.00.00.00	Other Credits	101,628.65
20.6.7.00.00.00	Other Assets	1,279.18
20.7.0.00.00.00	DECREASE IN LIABILITIES	20,960.02
20.7.7.00.00.00	Interbank and Interdepartmental accounts	20,960.02
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	201,122.69

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,055,943.32
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,257,066.01
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	201,122.69

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	September 30, 2005

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	85,591,165.77
10.1.0.00.00-2	AVAILABLE FUNDS	1,275,867.99
10.1.1.00.00-5	Cash	795,353.24
10.1.2.00.00-8	Bank Deposits	6,969.42
10.1.3.00.00-1	Free Reserves	712.14
10.1.5.00.00-7	Foreign Money Supply	472,833.19
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	453,616.49
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	19,216.69
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	15,891,254.26
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	12,846,235.33
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	10,305,955.32
10.2.1.10.10-4	Federal Government Securities	10,294,336.61
10.2.1.10.90-8	Other	11,618.71
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	2,540,280.02
10.2.2.00.00-7	Interbank Deposits	2,945,697.09
10.2.2.10.00-4	INTERBANK DEPOSITS	2,945,697.09
10.2.6.00.00-9	Foreign Currency Investments	99,321.84
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	99,321.84
10.3.0.00.00-0	MARKETABLE SECURITIES	17,288,048.91
10.3.1.00.00-3	Marketable Securities	12,459,238.79
10.3.1.10.00-0	FIXED RATE SECURITIES	3,915,741.99
10.3.1.10.10-3	Federal Government Securities	1,855,158.61
10.3.1.10.30-9	Financial Institutions	482,563.05
10.3.1.10.62-2	Certificates of Real Estate Receivables	95,013.49
10.3.1.10.90-7	Others	1,483,006.84
10.3.1.15.00-5	MUTUAL FUNDS	5,777,118.12
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	191,188.39
10.3.1.20.10-0	Listed companies stocks	87,635.96
10.3.1.20.20-3	Non-listed companies stocks	20,182.23
10.3.1.20.40-9	Equity Funds	83,370.20
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	2,575,190.29
10.3.1.85.10-7	Brazilian Sovereign Bonds	1,787,732.55
10.3.1.85.20-0	Securities of Foreign Governments	206,775.79
10.3.1.85.30-3	Brazilian State-Owned Companies	69,530.69
10.3.1.85.90-1	Others	511,151.26
10.3.2.00.00-6	Subject to Commitments	3,206,380.10
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	3,206,380.10
10.3.2.10.10-6	Federal Government Securities	2,303,132.00
10.3.2.10.90-0	Other	903,248.10
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	868,956.29
10.3.3.10.00-6	Derivative Financial Instruments	185,041.65
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	683,914.64
10.3.4.00.00-2	Pledged With Brazilian Central Bank	80,267.17
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	80,267.17
10.3.6.00.00-8	Pledged Under Guarantee Rendered	673,206.56
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	673,206.56
10.3.6.10.10-8	Federal Government Securities	551,993.93
10.3.6.10.90-2	Other	121,212.63
10.4.0.00.00-9	INTERBANK ACCOUNTS	5,836,800.83
10.4.1.00.00-2	Check Clearing	770,194.74
10.4.2.00.00-5	Restricted Deposits	5,043,182.13
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	4,992,449.28
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	2,097.68
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	48,635.17
10.4.2.65.10-5	Novation Option	48,635.17
10.4.4.00.00-1	Correspondent Banks	23,423.96
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	46,521.74
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	30,331,957.87
10.6.1.00.00-0	Lending Operations	30,342,259.37
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	18,590,892.59
10.6.1.20.00-4	FINANCING	11,087,072.32
10.6.1.30.00-1	AGRICULTURAL	1,058,715.86
10.6.1.40.00-8	REAL ESTATE LOANS	1,282,307.47
10.6.1.40.30-7	Habitational Loans	1,282,307.47
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(1,676,728.87)
10.6.2.00.00-3	Leasing Operations	(10,301.50)
10.6.2.10.00-0	LEASING OPERATIONS	4,951.29
10.6.2.90.00-6	ALLOWANCE FOR LEASING OPERATIONS LOSSES	(15,252.79)
10.9.0.00.00-4	OTHER RECEIVABLES	14,920,714.17
10.9.1.00.00-7	Guarantees Honored	29,813.43
10.9.2.00.00-0	Foreign Exchange	3,634,825.17
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	2,661,488.34
10.9.2.06.10-7	Export and Interbank Contracts	1,646,610.57
10.9.2.06.30-3	Financial	13,537.56
10.9.2.06.32-7	Financial - Foreign Exchage Contracts to Liquidate	719,067.18
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	282,273.03
10.9.2.20.00-4	EXCHANGE AND TIME DOCUMENTS IN FOREIGN CURRENCIES	279.11
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	1,189,785.91
10.9.2.25.10-2	Import And Financial Contracts	303,704.52
10.9.2.25.20-5	Interbank	200,099.16
10.9.2.25.22-9	Financial - Foreign Exchage Contracts to Compensate	371,306.02
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	314,676.21
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(235,172.52)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT	18,444.33
10.9.3.00.00-3	INCOME RECEIVABLE	130,165.92
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	115,223.17
10.9.4.30.00-7	DEBTS TO LIQUIDATE	108,411.77
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS TO LIQUIDATE	2,961.69
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	3,849.71
10.9.5.00.00-9	Specific Credits	895,000.61
10.9.5.30.00-0	INSURANCE COMPANIES	895,000.61
10.9.5.30.10-3	Receivables of Insurance Operations	887,919.89
10.9.5.30.20-6	Notes and Credits Receivable	7,080.72
10.9.7.00.00-5	Other	9,415,652.47
10.9.7.25.00-4	FORECLOSED ASSETS	184,956.29
10.9.7.25.90-1	Other Assets	184,956.29
10.9.7.30.00-6	PROVISION FOR LOSSES	(53,184.73)
10.9.7.30.90-3	Other Assets	(53,184.73)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,783,127.71
10.9.7.40.10-6	Deferred Tax - Real After 5 years	197,317.07
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	1,617,401.32
10.9.7.40.50-8	Deferred Tax	968,409.32
10.9.7.45.00-8	PREPAID TAXES	661,997.08
10.9.7.50.00-0	TAX RECOVERY	47,119.78
10.9.7.90.00-8	FOREIGN DEBTORS	149,625.10
10.9.7.95.00-3	LOCAL DEBTORS	5,642,011.24
10.9.8.00.00-8	Nonperforming Loans and Allowance for Other Credits Losses	(93,807.61)
10.9.8.90.00-1	ALLOWANCE FOR OTHER CREDITS LOSSES	(93,807.61)
10.9.9.00.00-1	Prepaid Expenses	793,841.01
20.0.0.00.00-6	PERMANENT ASSETS	3,927,332.42
20.1.0.00.00-5	INVESTMENTS	852,913.37
20.1.2.00.00-1	Investments In Subsidiary Companies	233,660.88
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	233,660.88

20.1.2.10.90-5	Other	233,660.88
20.1.3.00.00-4	Fiscal Incentive Investments	6,729.83
20.1.4.00.00-7	Membership Certificates	38,114.27
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	38,146.60
20.1.4.10.10-7	Securities Exchanges and CETIP	37,933.33
20.1.4.10.90-1	Other	213.27
20.1.4.99.00-1	ALLOWANCE FOR MEMBERSHIP CERTIFICATES LOSSES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	55,789.29
20.1.5.10.00-7	STOCKS AND QUOTAS	58,530.57
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	9,152.27
20.1.5.10.20-3	Other	49,378.30
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR SHARES AND QUOTAS LOSSES	(3,238.24)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(3,009.02)
20.1.9.00.00-2	Other Investments	518,619.10
20.1.9.90.00-5	OTHER INVESTMENTS	525,199.73
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,580.63)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	801,528.70
20.2.1.00.00-7	Storaged Furniture And Equipment	991.85
20.2.2.00.00-0	Property And Equipment In Process	6,652.86
20.2.3.00.00-3	Land And Buildings	388,991.86
20.2.3.10.00-0	LAND AND BUILDINGS	567,729.88
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(178,738.02)
20.2.4.00.00-6	Furniture And Equipment	183,014.58
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	502,722.02
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(319,707.44)
20.2.8.00.00-8	Others	221,877.55
20.2.8.90.00-1	OTHER OPERATING ASSETS	832,878.41
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(611,000.86)
20.3.0.00.00-3	LEASED ASSETS	1,165,889.88
20.4.0.00.00-2	DEFERRED CHARGES	1,107,000.47
20.4.1.00.00-5	Organization And Expansion Costs	2,892,306.19
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	63,437.43
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	2,828,868.76
20.4.9.00.00-9	Accumulated Amortization	(1,785,305.72)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(36,451.59)
20.4.9.90.00-2	OTHER	(1,748,854.13)
30.0.0.00.00-9	OFF-BALANCE ITEMS	512,538,090.62
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	5,976,806.69
30.1.1.00.00-1	Imported Credits Outstanding	62,097.43
30.1.3.00.00-7	Confirmed Exported Credits	16,952.65
30.1.4.00.00-0	Guarantees Provided	5,860,920.57
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN	200,977.44
30.1.4.90.00-3	Other	5,659,943.13
30.1.5.00.00-3	Co-Obligation For Credit Assignment	36,836.04
30.4.0.00.00-5	CUSTODY	111,723,591.07
30.4.2.00.00-1	Amounts Guaranted by FGPC	13,135.88
30.4.4.00.00-7	Securities In Guarantee Of Rural Debts Renegotiation	4,844.12
30.4.6.00.00-3	Amounts Guaranted By Pledged Deposits	83,268.68
30.4.8.00.00-9	Amounts Guaranted By Financial Institutions	6,196.98
30.4.9.00.00-2	Other	111,616,145.41
30.5.0.00.00-4	COLLECTION	18,356,007.93
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	51,284,832.77
30.6.1.00.00-6	Equity, Financial Assets And Commodities	42,117,770.66
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	8,269,303.90
30.6.5.00.00-8	Credit Risk On Swap Contracts	853,314.21
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	219,402.48
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	427,766.20
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	206,145.53
30.6.6.00.00-1	Derivatives credits - risk received	44,444.00
30.8.0.00.00-1	CONTRACTS	39,198,423.18
30.9.0.00.00-0	CONTROL	285,998,428.98
30.9.7.00.00-1	Capital Required To Market Risk Covery	359,139.79
30.9.7.10.00-8	EXCHANGE RATE	296,816.71
30.9.7.20.00-5	INTEREST RATE	62,323.08
30.9.8.00.00-4	CONTROL	945,416.90
30.9.8.10.00-1	Total Foreign Exchange Exposure	813,238.52
30.9.8.90.00-7	Deferred Tax - Limits	132,178.38
30.9.8.90.10-0	Deferred Tax from Gains	73,139.44
30.9.8.90.30-6	Deferres Tax Exclusion Level I	59,038.94
30.9.9.00.00-7	Other assets off-balance sheet	284,693,872.29
39.9.9.99.99-4	TOTAL ASSETS	602,056,588.81
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	79,722,582.55
40.1.0.00.00-1	DEPOSITS	34,553,776.30
40.1.1.00.00-4	Demand Deposits	3,502,992.04
40.1.2.00.00-7	Saving Deposits	5,523,508.70
40.1.3.00.00-0	Interbank Deposits	81,010.22
40.1.5.00.00-6	Time Deposits	25,444,143.56
40.1.8.00.00-5	Foreign Deposits	1,921.57
40.1.9.00.00-8	Other Deposits	200.21
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	9,666,564.60
40.2.1.00.00-3	Own Portfolio	5,165,201.35
40.2.2.00.00-6	Third Parties	4,100,377.29
40.2.3.00.00-9	Unrestricted Notes	400,985.96
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	1,286,381.01
40.3.1.00.00-2	Mortgage Notes	263,346.12
40.3.3.00.00-8	Securities Abroad	1,023,034.89
40.4.0.00.00-8	INTERBANK ACCOUNTS	695,078.35
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	322,956.68
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	8,576,461.12
40.6.1.00.00-9	Borrowings	2,892,147.28
40.6.1.10.00-6	LOCAL BORROWINGS	142,497.09
40.6.1.20.00-3	FOREIGN BORROWINGS	2,749,650.19
40.6.2.00.00-2	Onlendings	5,684,313.84
40.6.2.10.00-9	LOCAL ONLENDINGS	5,539,982.30
40.6.2.20.00-6	FOREIGN ONLENDINGS	144,331.54
40.7.0.00.00-5	Derivative Financial Instruments	614,237.83
40.8.0.00.00-4	OTHER LIABILITIES	21,153,889.38
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	1,010,559.07
40.8.2.00.00-0	Foreign Exchange Portfolio	2,288,719.74
40.8.3.00.00-3	Social And Statutory	251,719.86
40.8.3.10.00-0	DIVIDENDS PAYABLE	215,970.60
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	35,569.26
40.8.3.30.00-4	GRATUITY AND INTEREST PAYABLE	180.00
40.8.4.00.00-6	Taxes And Social Security	2,318,334.75
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	15,471.33
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	469,924.54
40.8.4.20.00-0	TAXES PAYABLE	270,625.56
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	34,552.36
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	1,527,760.96
40.8.5.00.00-9	Negotiation And Intermediation of Securities	380,366.90
40.8.7.00.00-5	Specific Liabilities	7,449,460.19
40.8.7.30.00-6	INSURANCE COMPANIES	2,882,912.09
40.8.7.30.10-9	Non-Committed Technical Provisions	908,031.06
40.8.7.30.20-2	Committed Technical Provisions	1,571,794.83
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	403,086.20
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	4,079,297.70
40.8.7.35.10-4	Non-Committed Technical Provisions	4,077,153.14
40.8.7.35.30-0	Debts from Social Contribution Transaction	2,144.56
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	487,250.40
40.8.7.40.10-6	Non-Committed Technical Provisions	436,021.95
40.8.7.40.20-9	Committed Technical Provisions	51,228.45
40.8.9.00.00-1	Sundry	7,454,728.87
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	433,196.64
40.8.9.40.00-9	Provision risk in derivatives operations	35.56
40.8.9.90.00-4	OTHER LIABILITIES	7,021,496.67
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	2,853,237.28
40.9.2.00.00-9	Subordinated Debt	1,675,175.73
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	1,269,953.38
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	337,044.88
40.9.2.50.00-4	MATURITY BETWEEN 1 AND 2 YEARS	68,177.47
40.9.3.00.00-2	Other Subordinated Debt	1,178,061.55
50.0.0.00.00-5	DEFERRED INCOME	92,343.55
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	9,390,594.40
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	9,390,594.40
60.1.1.00.00-0	Capital	5,524,075.12
60.1.1.10.00-7	CAPITAL	5,330,058.90
60.1.1.10.13-1	Common Shares - Local Residents	3,214,568.02
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	565,567.39
60.1.1.10.17-9	Other Preferred Shares - Local Residents	14.76
60.1.1.10.23-4	Common Shares - Foreign Residents	312.47
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,532,785.97
60.1.1.10.28-9	Quotas - Local Residents	16,810.29
60.1.1.20.00-4	CAPITAL INCREASE	194,016.22
60.1.1.20.13-8	Common Shares - Local Residents	194,016.22
60.1.3.00.00-6	Capital Reserves	226,962.87
60.1.4.00.00-9	Revaluation Reserves	9,173.07
60.1.5.00.00-2	Revenue Reserves	3,659,944.72
60.1.5.10.00-9	LEGAL RESERVE	471,855.81
60.1.5.20.00-6	STATUTORY RESERVE	3,188,087.37
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(14,110.98)
60.1.8.00.00-1	Retained Earnings	34,309.91
60.1.9.00.00-4	Treasury Stock	(49,760.31)
70.0.0.00.00-1	REVENUES	7,848,218.25
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	6,683,326.49
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,153,909.20
70.2.1.00.00-2	Insurance Companies	493,718.67
70.2.1.10.00-9	INSURANCE PREMIUMS	401,492.35
70.2.1.30.00-3	FINANCIAL REVENUES	76,991.02
70.2.1.90.00-5	OTHER	15,235.30
70.2.2.00.00-5	Private Retirement Companies	345,028.96
70.2.2.10.00-2	CONTRIBUTION REVENUES	157,322.87
70.2.2.30.00-6	FINANCIAL INCOME	157,064.98
70.2.2.90.00-8	OTHER	30,641.11
70.2.3.00.00-8	Annuity Products Companies	126,975.09
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	101,797.26
70.2.3.30.00-9	FINANCIAL REVENUES	25,177.83
70.2.4.00.00-1	Credit Card Companies	120,793.72
70.2.4.30.00-2	FINANCIAL REVENUES	120,793.72
70.2.9.00.00-6	Other Activities	67,392.76
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	39,298.75
70.2.9.30.00-7	FINANCIAL REVENUES	28,094.01
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	7,305.40
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	3,677.16
70.4.1.00.00-0	Insurance Companies	1,646.48
70.4.2.00.00-3	Private Retirement Companies	161.85
70.4.3.00.00-6	Annuity Products Companies	5.51
70.4.9.00.00-4	Other Activities	1,863.32
80.0.0.00.00-4	EXPENSES	(7,535,240.55)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(6,293,591.74)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(971,989.99)
80.2.1.00.00-5	Insurance Companies	(469,613.68)
80.2.1.10.00-2	INSURANCE CLAIMS	(231,112.77)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(75,550.80)
80.2.1.30.00-6	FINANCIAL EXPENSES	(45,437.81)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(73,169.71)
80.2.1.90.00-8	OTHER	(44,342.59)
80.2.2.00.00-8	Private Retirement Companies	(322,210.45)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND REDEMPTION	(161,961.93)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS	(2,053.11)
80.2.2.30.00-9	FINANCIAL EXPENSES	(145,265.71)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(11,148.60)
80.2.2.90.00-1	OTHER	(1,781.10)
80.2.3.00.00-1	Annuity Products Companies	(118,228.99)
80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(6,494.69)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(1,617.47)
80.2.3.30.00-2	FINANCIAL EXPENSES	(103,125.65)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(1,520.43)
80.2.3.90.00-4	OTHER	(5,470.75)
80.2.4.00.00-4	Credit Card Companies	(44,618.64)
80.2.4.30.00-5	ADMINISTRATIVE EXPENSES	(44,618.64)
80.2.9.00.00-9	Other Activities	(17,318.23)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(9,644.58)
80.2.9.20.00-3	SELLING EXPENSES	(991.99)
80.2.9.30.00-0	FINANCIAL EXPENSES	(3,941.79)
80.2.9.40.00-7	OTHER ADMINISTRATIVE EXPENSES	(2,739.87)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(19,460.50)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(250,198.32)
80.9.4.00.00-7	Income Tax and Social Contribution	(185,233.18)
80.9.4.10.00-4	INCOME TAX	(137,369.28)
80.9.4.10.10-7	Financial Activities	(133,493.75)
80.9.4.10.20-0	Non-Financial Activities	(3,875.53)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(47,863.90)
80.9.4.30.10-1	Financial Activities	(43,223.68)
80.9.4.30.20-4	Non-Financial Activities	(4,640.22)
80.9.7.00.00-6	Profit Sharing	(64,965.14)
80.9.7.10.00-3	PROFIT SHARING	(64,965.14)
80.9.7.10.10-6	Administrators	(1,395.55)
80.9.7.10.20-9	Employees	(63,569.59)
90.0.0.00.00-7	OFF-BALANCE ITEMS	512,538,090.61
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	602,056,588.81

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Financial Information

The quarterly financial information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly financial information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The quarterly financial information statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The quarterly financial information of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly financial information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards;

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
-	Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-	Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provisions

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution no. 61/01, an actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the actuarial report.

The provision for unearned premiums (PPNG) is established to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PPNG is calculated at the amount of that the portion of the insurance premiums retained, corresponding to the unexpired risk period in accordance with the regulation of the Superintendency of Private Insurance (SUSEP).

Provision for insufficient premiums (PIP) is established in the case of insufficient provision for unearned premiums for unearned premiums (PPNG) to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PIP is calculated in according to the definition in the technical note maintained by the insurance company.

The mathematical provisions related to the free benefits generation program (VGBL and PGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represent the participants whose benefits have not yet begun, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The mathematical provision of benefits granted comprises the present value of benefits for which the generating event, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims (PSL) is calculated to cover claims reported until the reporting date, considering indemnity and expenses, in accordance with the responsibility retained by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date, considering claims and expenses in accordance with the responsibility retained by the insurance company. The provision for claims incurred but not yet reported (IBNR) is calculated in accordance with the methodology described in the Actuarial Note maintained by the insurance company.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated

	Sepetember	June 30,	Sepetember	June 30,
Marketable Securities	30, 2005	2005	30, 2005	2005
Trading assets	814,912	1,940,750	6,993,821	8,055,078
Available for sale	6,813,971	4,591,461	5,199,301	3,615,619
Held to maturity	3,434,664	3,520,962	4,225,970	4,309,496
Subtotal	11,063,547	10,053,173	16,419,092	15,980,193
Derivative financial instruments (see Note 20 (g))
	902,004	1,003,254	868,956	882,238
Total	11,965,551	11,056,427	17,288,048	16,862,431
Current	3,611,654	4,217,475	10,535,047	11,141,937
Long-term	8,353,897	6,838,952	6,753,001	5,720,494

(b) Trading assets

	Unibanco

	September 30, 2005		June 30, 2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	637,544	637,806	1,730,018	1,733,909
Financial treasury bills	199,554	199,403	183,102	182,757
Treasury bills	437,990	438,403	1,476,953	1,479,929
Treasury notes	-	-	69,963	71,223
Brazilian sovereign bonds	13,578	13,760	58,469	58,532
Corporate debt securities	6,668	6,582	7,644	7,602
Debentures	6,668	6,582	7,644	7,602
Bank debt securities	74,068	76,624	77,024	80,918
Mutual funds	78,572	78,572	59,789	59,789
Other	1,568	1,568	-	-
Total	811,998	814,912	1,932,944	1,940,750

	Unibanco Consolidated

	September 30, 2005		June 30, 2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	710,528	710,762	1,840,160	1,844,030
Financial treasury bills	272,419	272,359	293,125	292,878
Treasury bills	437,990	438,403	1,476,953	1,479,929
Treasury notes	-	-	69,963	71,223
Other	119	-	119	-
Foreign government	206,459	206,459	212,777	212,777
Brazilian sovereign bonds	122,480	122,662	117,907	117,970
Corporate debt securities	53,273	51,525	58,756	57,052
Debentures	8,330	6,582	9,306	7,602
Eurobonds	44,943	44,943	49,450	49,450
Bank debt securities	446,131	448,687	418,918	422,812
Eurobonds	97,720	100,276	90,042	93,936
Time deposits	348,411	348,411	328,876	328,876
Mutual funds (1)	5,441,943	5,441,943	5,386,636	5,386,636
Marketable equity securities	15,382	11,783	17,830	13,801
Total	6,996,196	6,993,821	8,052,984	8,055,078
___________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities and financial investment funds – fixed income.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco

		September 30, 2005			June 30, 2005

	Amortized	Fair value	Fair	Amortized	Fair value	Fair
Issuer/Type of investment	cost	adjustment	value	cost	adjustment	value
Federal government	41,087	(14,726)	26,361	97,367	(15,035)	82,332
Treasury notes	-	-	-	55,670	(94)	55,576
Treasury Bonds	3,920	(214)	3,706	4,493	(498)	3,995
Other	37,167	(14,512)	22,655	37,204	(14,443)	22,761
Brazilian sovereign bonds	1,249,218	43,820	1,293,038	-	-	-
Corporate debt securities	2,251,190	(29,483)	2,221,707	1,898,255	(87,677)	1,810,578
Debentures	2,155,551	(25,976)	2,129,575	1,831,372	(67,084)	1,764,288
Eurobonds	47,197	1,175	48,372	14,611	(14,611)	-
Other	48,442	(4,682)	43,760	52,272	(5,982)	46,290
Bank debt securities	3,235,023	(15,547)	3,219,476	2,642,845	(5,857)	2,636,988
Debentures	2,727,285	-	2,727,285	2,169,971	-	2,169,971
Eurobonds	306,447	-	306,447	308,957	-	308,957
Mortgage notes	124,378	(3,716)	120,662	125,441	(5,857)	119,584
Time deposits	1,009	2	1,011	18,014	-	18,014
Other	75,904	(11,833)	64,071	20,462	-	20,462
Marketable equity securities	43,609	(1,874)	41,735	38,442	11,220	49,662
Mutual funds	11,654	-	11,654	11,901	-	11,901
Total	6,831,781	(17,810)	6,813,971	4,688,810	(97,349)	4,591,461

	Unibanco Consolidated

		September 30, 2005			June 30, 2005

	Amortized	Fair value	Fair	Amortized	Fair value	Fair
Issuer/Type of investment	cost	adjustment	value	cost	adjustment	value
Federal government	579,619	(14,425)	565,194	671,953	(14,681)	657,272
Financial treasury bills	538,295	342	538,637	574,412	412	574,824
Treasury notes	125	(2)	123	55,670	(94)	55,576
Treasury Bonds	3,920	(214)	3,706	4,493	(498)	3,995
Other	37,279	(14,551)	22,728	37,378	(14,501)	22,877
Foreign government	382	31	413	943	(67)	876
Brazilian sovereign bonds	1,249,621	43,840	1,293,461	-	-	-
Corporate debt securities	2,459,959	(32,282)	2,427,677	2,115,939	(104,666)	2,011,273
Debentures	2,323,674	(25,989)	2,297,685	2,022,976	(80,107)	1,942,869
Eurobonds	47,197	1,176	48,373	14,611	(14,611)	-
Other	89,088	(7,469)	81,619	78,352	(9,948)	68,404
Bank debt securities	284,075	(15,619)	268,456	219,415	(6,020)	213,395
Debentures	-	-	-	1,954	-	1,954
Eurobonds	39,630	(72)	39,558	30,954	(164)	30,790
Mortgage notes	124,378	(3,716)	120,662	125,441	(5,857)	119,584
Time deposits	22,312	1	22,313	41,099	1	41,100
Other	97,755	(11,832)	85,923	19,967	-	19,967
Marketable equity securities	122,901	(12,165)	110,736	128,627	(8,730)	119,897
Mutual funds (1)	533,364	-	533,364	612,906	-	612,906
Total	5,229,921	(30,620)	5,199,301	3,749,783	(134,164)	3,615,619
___________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco

	September 30, 2005			June 30, 2005

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	374,824	370,856	489,181	425,496
Between 3 months and 1 year	330,110	325,761	418,014	417,487
Between 1 and 3 years	725,942	696,746	722,221	706,468
Between 3 and 5 years	766,021	754,966	457,299	416,369
Between 5 and 15 years	3,605,442	3,613,914	2,526,908	2,553,620
More than 15 years	974,179	998,339	24,919	10,533
No stated maturity (1)	55,263	53,389	50,268	61,488
Total	6,831,781	6,813,971	4,688,810	4,591,461

	Unibanco Consolidated

	September 30, 2005			June 30, 2005

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	449,046	445,089	589,001	525,303
Between 3 months and 1 year	384,002	373,877	538,293	533,778
Between 1 and 3 years	1,199,002	1,170,107	905,438	889,950
Between 3 and 5 years	787,158	776,102	504,023	450,085
Between 5 and 15 years	778,300	789,718	445,985	472,574
More than 15 years	976,148	1,000,308	25,586	11,201
No stated maturity (1)	656,265	644,100	741,457	732,728
Total	5,229,921	5,199,301	3,749,783	3,615,619
___________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco		Unibanco Consolidated

	September	June 30,	September	June 30,
	30, 2005	2005	30, 2005	2005

Issuer/Type of investment	Amortized cost

Federal government	572,570	606,494	1,363,876	1,395,028
Financial treasury bills	-	-	173,937	167,311
Central Bank notes	289,428	297,308	334,592	343,749
Treasury notes	283,142	309,186	855,347	879,410
Other	-	-	-	4,558
Foreign government	317	336	317	336
Brazilian sovereign bonds	2,659,560	2,634,023	2,659,560	2,634,023
Corporate debt securities	102,421	187,544	102,422	187,544
Eurobonds	102,421	187,544	102,422	187,544
Bank debt securities	99,796	92,565	99,795	92,565
Eurobonds	99,796	92,565	99,795	92,565
Total	3,434,664	3,520,962	4,225,970	4,309,496

The fair value of these securities was R$3,591,561 (June 30, 2005 - R$3,711,480) in Unibanco and R$4,413,608 (June 30, 2005 - R$4,533,420) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$156,897 (June 30, 2005 - R$190,518) in Unibanco and R$187,638 (June 30, 2005 - R$223,924) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

	September	June 30,	September	June 30,
	30, 2005	2005	30, 2005	2005

Maturity

Less than 3 months	954,067	142,928	988,780	149,045
Between 3 months and 1 year	502,565	479,429	532,239	534,006
Between 1 and 3 years	759,750	1,260,254	923,692	1,427,903
Between 3 and 5 years	229,291	351,601	229,291	351,601
Between 5 and 15 years	988,828	1,286,578	988,828	1,286,577
More than 15 years	163	172	563,140	560,364
Total	3,434,664	3,520,962	4,225,970	4,309,496

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	September	June 30,	September	June 30,
	30, 2005	2005	30, 2005	2005
By type
Discounted loans and notes	14,250,326	13,417,923	14,426,991	13,526,292
Financing	8,130,354	7,802,383	11,052,070	10,850,937
Agricultural	1,058,716	964,274	1,058,716	964,274
Real estate loans	1,282,307	1,223,423	1,282,307	1,223,423
Credit card	-	-	4,785,409	4,338,852
Total lending operations	24,721,703	23,408,003	32,605,493	30,903,778

Leasing operations	-	-	764,516	714,739
Advances on exchange contracts (1)	1,701,411	1,612,353	1,701,411	1,612,353
Total leasing operations and advances on
exchange contracts	1,701,411	1,612,353	2,465,927	2,327,092

Guarantees honored	29,813	29,813	29,813	29,813
Other receivables (2)	468,877	546,036	1,771,017	1,893,060
Total other credits	498,690	575,849	1,800,832	1,922,873

Total risk	26,921,804	25,596,205	36,872,252	35,153,743

By maturity
Past-due for more than 15 days (Note 5 (d))	528,648	461,068	1,574,029	1,398,796
Falling due:
Less than 3 months (3)	9,867,658	9,438,424	15,287,666	14,575,122
Between 3 months and 1 year	7,303,794	7,335,222	9,604,700	9,563,403
Between 1 and 3 years	6,034,337	5,636,052	7,123,874	6,791,934
More than 3 years	3,187,367	2,725,439	3,281,983	2,824,488

Total risk	26,921,804	25,596,205	36,872,252	35,153,743
___________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 6(a))
(2)	Other credits refers, substantially, receivables from purchase of assets, notes and credits receivable (with atributes of lending), insurance premium and receivables from credit card operations (Note 7).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco

	September 30, 2005		June 30, 2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	11,388,116	42.3	10,473,524	40.8
Retailers	2,993,542	11.1	3,248,640	12.7
Financial service	721,344	2.7	625,999	2.5
Residential construction loans	295,039	1.1	272,573	1.1
Other services	4,556,749	16.9	4,538,860	17.7
Agriculture, livestock, forestry and fishing	834,574	3.1	743,238	2.9
Individual	6,132,440	22.8	5,693,371	22.3
Total	26,921,804	100.0	25,596,205	100.0

	Unibanco Consolidated

	September 30, 2005		June 30, 2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	11,840,007	32.1	10,899,203	31.0
Retailers	3,267,348	8.9	3,528,103	10.0
Financial service	646,382	1.8	469,164	1.4
Residential construction loans	295,039	0.8	272,573	0.8
Other services	5,927,665	16.0	5,883,166	16.7
Agriculture, livestock, forestry and fishing	834,574	2.3	743,238	2.1
Individual	14,061,237	38.1	13,358,296	38.0
Total	36,872,252	100.0	35,153,743	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco

	September 30, 2005		June 30, 2005

Largest clients	Value	% of total	Value	% of total
10 largest clients	2,906,780	10.8	2,891,566	11.3
50 next largest clients	5,298,332	19.7	4,941,178	19.3
100 next largest clients	3,841,343	14.3	3,665,059	14.3
Other clients	14,875,349	55.2	14,098,402	55.1
Total	26,921,804	100.0	25,596,205	100.0

	Unibanco Consolidated

	September 30, 2005		June 30, 2005

Largest clients	Value	% of total	Value	% of total
10 largest clients	2,906,780	7.9	2,861,506	8.2
50 next largest clients	5,289,708	14.3	4,857,590	13.8
100 next largest clients	3,949,955	10.7	3,720,216	10.6
Other clients	24,725,809	67.1	23,714,431	67.4
Total	36,872,252	100.0	35,153,743	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

Unibanco

							September 30, 2005

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	12,010,376	-	-	12,010,376	44.6	10,948	-
A	0.5	9,476,143	-	-	9,476,143	35.2	51,993	0.5
B	1.0	2,198,819	199,421	40,097	2,438,337	9.1	29,193	1.2
C	3.0	983,186	191,301	50,747	1,225,234	4.6	84,900	6.9
D	10.0	733,070	99,171	39,569	871,810	3.2	260,671	29.9
E	30.0	50,830	57,634	43,540	152,004	0.6	75,850	49.9
F	50.0	51,807	49,101	48,823	149,731	0.5	104,661	69.9
G	70.0	94,185	38,553	42,198	174,936	0.6	174,763	99.9
H	100.0	27,134	132,425	263,674	423,233	1.6	423,233	100.0
Total		25,625,550	767,606	528,648	26,921,804	100.0	1,216,212
% of total risk							4.5%

Unibanco

							June 30, 2005

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	11,816,343	-	-	11,816,343	46.2	11,219	-
A	0.5	8,564,388	-	-	8,564,388	33.5	47,054	0.5
B	1.0	2,175,559	188,435	28,139	2,392,133	9.3	36,212	1.5
C	3.0	967,995	195,858	47,202	1,211,055	4.7	119,052	9.8
D	10.0	560,871	96,791	42,794	700,456	2.8	209,437	29.9
E	30.0	50,760	60,159	28,065	138,984	0.5	69,353	49.9
F	50.0	14,154	45,497	51,203	110,854	0.4	77,291	69.7
G	70.0	134,112	36,332	34,277	204,721	0.8	204,516	99.9
H	100.0	57,227	170,656	229,388	457,271	1.8	457,271	100.0
Total		24,341,409	793,728	461,068	25,596,205	100.0	1,231,405
% of total risk							4.8%

Unibanco Consolidated

							September 30, 2005

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	14,369,447	-	-	14,369,447	39.0	11,120	-
A	0.5	14,968,684	-	-	14,968,684	40.6	79,577	0.5
B	1.0	2,372,248	320,572	254,535	2,947,355	8.0	34,462	1.2
C	3.0	1,360,811	278,733	231,661	1,871,205	5.1	108,401	5.8
D	10.0	820,137	134,466	164,852	1,119,455	3.0	299,222	26.7
E	30.0	84,050	80,427	167,832	332,309	0.9	138,773	41.8
F	50.0	72,382	62,579	156,646	291,607	0.8	182,489	62.6
G	70.0	107,869	48,512	143,686	300,067	0.8	262,830	87.6
H	100.0	53,058	164,248	454,817	672,123	1.8	672,123	100.0
Total		34,208,686	1,089,537	1,574,029	36,872,252	100.0	1,788,997
% of total risk							4.9%

Unibanco Consolidated

							June 30, 2005

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	14,006,600	-	-	14,006,600	39.8	11,392	-
A	0.5	13,956,800	-	-	13,956,800	39.7	74,190	0.5
B	1.0	2,339,597	289,311	224,802	2,853,710	8.1	41,043	1.4
C	3.0	1,329,933	274,685	207,173	1,811,791	5.2	142,976	7.9
D	10.0	709,969	128,894	173,311	1,012,174	2.9	267,797	26.5
E	30.0	77,772	81,394	140,450	299,616	0.9	126,722	42.3
F	50.0	37,348	59,416	160,765	257,529	0.7	157,186	61.0
G	70.0	145,966	46,324	137,994	330,284	0.9	292,870	88.7
H	100.0	85,700	185,238	354,301	625,239	1.8	625,239	100.0
Total		32,689,685	1,065,262	1,398,796	35,153,743	100.0	1,739,415
% of total risk							4.9%
___________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$742,980 (June 30, 2005 - R$631,023) in Unibanco and R$853,653 (June 30, 2005 - R$729,953) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off , and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the period:

	Unibanco		Unibanco Consolidated

	Quarter	Nine-months	Quarter	Nine-months
	ended	ended	ended	ended
	September	September	September	September
	30, 2005	30, 2005	30, 2005	30, 2005
Balance at the beginning of the period	1,231,405	1,146,195	1,739,415	1,669,467
Provision for credit losses	196,702	516,810	503,141	1,248,449
Loan charge-offs	(211,895)	(446,793)	(453,559)	(1,128,919)
Balance at the end of the period	1,216,212	1,216,212	1,788,997	1,788,997

Loan recoveries (1)	28,793	50,049	47,344	124,103
___________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2005	2005	2005	2005
Assets - Other credits
Unsettled exchange purchases	2,661,488	2,453,529	2,661,488	2,453,529
Rights on foreign exchange sold	1,189,786	1,472,289	1,189,786	1,472,289
(-) Received advances	(235,172)	(171,758)	(235,172)	(171,758)
Income receivable from advances on exchange
contracts	18,444	15,614	18,444	15,614
Other	279	-	279	-
Total	3,634,825	3,769,674	3,634,825	3,769,674

Liabilities - Other liabilities
Unsettled exchange sales	1,155,368	1,410,933	1,155,368	1,410,933
Obligations for foreign exchange purchased	2,834,336	2,659,317	2,834,336	2,659,317
(-) Advances on exchange contracts	(1,701,411)	(1,612,353)	(1,701,411)	(1,612,353)
Other	427	(4,303)	427	(4,303)
Total	2,288,720	2,453,594	2,288,720	2,453,594

Off-balance sheet
Import credits outstanding	48,810	72,812	62,097	91,251
Confirmed export credits	17,588	26,780	17,841	26,851

(b) Statement of income

			Unibanco

	Quarter ended	Nine-months	Quarter ended	Nine-months
	September	ended	September	ended
	30, 2005	September	30, 2004	September
		30, 2005		30, 2004
Income from foreign exchange transactions	811,083	2,158,552	422,847	1,585,453
Expenses from foreign exchange transactions	(909,396)	(2,454,986)	(388,233)	(1,417,144)
Net gain on foreign exchange transactions	(98,313)	(296,434)	34,614	168,309

			Unibanco Consolidated

	Quarter ended	Nine-months	Quarter ended	Nine-months
	September	ended	September	ended
	30, 2005	September	30, 2004	September
		30, 2005		30, 2004
Income from foreign exchange transactions	837,321	2,244,866	419,771	2,002,528
Expenses from foreign exchange transactions	(934,245)	(2,538,487)	(360,529)	(1,808,200)
Net gain on foreign exchange transactions	(96,924)	(293,621)	59,242	194,328

7. Other Credits - Sundry

	Unibanco		Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2005	2005	2005	2005
Escrow deposits for civil and labor suits (a)	1,103,162	1,159,027	2,489,842	2,474,260
Insurance premium	-	-	939,082	955,861
Receivables from credit card operations	-	-	736,595	618,074
Prepaid taxes	285,519	278,966	715,813	662,874
Notes and credits receivable	493,333	573,785	493,333	574,054
Unibanco’s retirement plan	138,535	135,905	138,535	135,905
Salary advances and other	57,564	64,947	79,695	81,173
Receivables from purchase of assets	15,261	12,971	78,715	80,088
Other	514,126	579,708	874,917	706,453
Total	2,607,500	2,805,309	6,546,527	6,288,742
Current	785,734	870,352	3,128,733	2,849,193
Long-term	1,821,766	1,934,957	3,417,794	3,439,549
___________________
(a)	Substantially related to fiscal, labor and civil litigations (Note 12).

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	September 30, 2005			June 30, 2005

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,471,216	5,491,536	2,363,158	5,554,366
Long-term assets	2,365,824	5,257,335	1,648,375	3,874,341
Permanent assets	64,255	142,788	52	123
Total assets	4,901,295	10,891,659	4,011,585	9,428,830

Current liabilities	2,457,146	5,460,270	2,154,666	5,064,326
Long-term liabilities	2,196,669	4,881,438	1,587,375	3,730,967
Deferred income	252	560	426	1,001
Branch equity	247,228	549,391	269,118	632,536
Total liabilities	4,901,295	10,891,659	4,011,585	9,428,830

	Quarter ended September		Nine-months ended September

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Net income for the period (2005)	36,034	80,075	78,189	173,751
Net income for the period (2004)	61,671	176,293	142,330	406,864

In accordance with the Summary Minutes of the Meeting of the Executive Board of Officers, held on July 26, 2005, the distribution of dividends was approved in the amount of US$80,299 thousand and US$ 6,562 thousand, from the Nassau and the Grand Cayman branches, respectively.

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$38,046 (Nine-months ended September 30, 2005 - R$219,298) in Unibanco and R$41,546 (Nine-months ended September 30, 2005 - R$190,953) in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands) direct and indirect							Adjusted net		Equity in results
								income (loss)		adjustments

								Quarter	Nine-months	Quarter	Nine-months
			Percentage holding (%)		Adjusted	Investments value		ended	ended	ended	ended

				Unibanco	stockholders	September	June	September	September	September	September

	Common	Preferred	Unibanco	Consolidated	equity	30, 2005	30, 2005	30, 2005	30, 2005	30, 2005	30, 2005
Investments of Unibanco
Subsidiary companies
Unipart Participações
Internacionais Ltd.	990	-	100.000	100.000	875,158	875,158	910,174	13,725	103,334	13,725	103,334
Unicard Banco Múltiplo S.A.
(5) (11) and (14)	152,372,904	91,811,816	100.000	100.000	954,504	954,504	728,476	48,805	138,173	48,805	138,173
Banco Fininvest S.A.	4	1	99.920	99.940	715,399	714,824	676,512	38,515	137,473	38,484	137,246
Unibanco AIG Seguros S.A.
(12)	345,014	188,814	49.709	49.709	1,360,976	676,530	652,641	74,173	214,009	36,877	106,388
Unibanco Companhia de
Capitalização (3)	4,194	-	99.999	100.000	377,502	377,502	404,732	34,778	81,045	34,778	81,043
Banco Único S.A. (4)	2,768,399	2,768,998	99.999	99.999	234,894	225,485	217,060	8,197	17,480	8,197	17,513
Banco Dibens S.A. (10)	8,858,142	-	99.999	99.999	215,523	215,523	211,894	5,188	(2,530)	5,188	(1,001)
Hipercard Banco Múltiplo
S.A. (5) and (8)	490,295	5,940	19.293	100.000	799,106	145,086	-	31,975	71,613	2,406	(5,922)
Unibanco Leasing S.A. –
Arrendamento Mercantil	265	-	99.999	99.999	140,220	140,218	138,180	2,037	5,930	2,037	5,930
Unibanco Investshop Corretora
de Valores Mobiliários e
Câmbio S.A.								9,123	17,985	11,128	22,430
(2) and (9)	4,955	4,955	100.000	100.000	114,933	114,933	110,616
Unibanco Empreendimentos e
Participações Ltda. (3)	201,910	-	48.003	100.000	221,923	106,531	104,742	3,727	(8,646)	1,789	(4,150)
Dibens Leasing S.A. –
Arrendamento Mercantil (10)	19,108	-	99.999	99.999	102,885	102,885	-	1,980	(4,991)	1,980	1,980
Interbanco S.A.	20,000	-	99.996	99.999	82,007	82,003	80,385	5,859	21,927	5,859	21,927
Unibanco Negócios Imobiliários
Ltda. (3)	49,568	-	99.999	100.000	57,826	57,825	56,496	7,317	8,578	1,330	2,591
AIG Brasil Companhia de
Seguros	54,214	-	49.999	49.999	100,332	50,165	46,734	6,872	12,459	3,455	5,914
BWU Comércio e Entreteni-
mento Ltda. (3) and (13)	67,562	-	59.792	59.792	60,142	35,960	35,697	590	(5,796)	263	(3,062)
Unibanco Asset Management–
Banco de Investimento S.A.
(2)	1,468	1,468	99.999	100.000	30,997	30,997	27,409	3,587	10,005	3,588	10,024
Unibanco Empreendimentos
Ltda. (3)	150,489	-	16.126	100.000	126,051	20,327	20,172	958	2,560	155	413
Unibanco Serviços de
Investimento Ltda.	100	-	99.999	100.000	5,511	5,511	5,582	7,229	21,311	7,229	21,311
Other	-	-	-	-	-	194,575	122,556	-	-	25,970	25,147
Jointly controlled
companies(i)
Banco Investcred Unibanco
S.A. – (PontoCred) (6)	95	-	49.997	49.997	217,155	108,570	101,881	14,143	43,087	7,071	21,458
Serasa S.A.	366	349	19.045	19.174	175,541	33,432	30,426	21,920	64,196	4,033	12,029
Tecnologia Bancária S.A.	762,278	-	17.925	20.166	150,488	26,975	26,520	2,385	7,835	455	1,481
Redecard S.A. (14)	-	-	-	-	-	-	18,480	-	-	8,514	35,988
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	38,327	9,582	9,048	2,136	5,536	534	1,384
Companhia Hipotecária
Unibanco – Rodobens	6,055	-	50.000	50.000	10,303	5,152	4,465	1,374	1,910	687	965
Other	-	-	-	-	-	26,402	22,665	-	-	4,246	13,708
Total						5,336,655	4,763,543			278,773	774,242
Investment of
Unibanco Consolidated

Associated companies
AIG Brasil Companhia de
Seguros	54,214	-	-	49.999	100,332	50,165	46,734	6,872	12,459	3,445	5,914
IRB – Brasil Resseguros S.A.	-	111	-	11.082	1,484,475	161,678	153,804	121,935	231,599	10,712	23,387
Other	-	-	-	-	-	21,818	3,898	-	-	7	(250)
Total	-	-	-	-	-	233,661	204,436	-	-	14,164	29,051

					Adjusted net income (loss)

			Percentage holding (%)		Quarter	Nine-months
	Number of shares or quotas (in thousands)			Adjusted	ended	ended

Main direct, indirect and jointly controlled subsidiary companies			Unibanco	stockholders	September	September

invested by:	Common	Preferred	Consolidated	equity	30, 2005	30, 2005
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	337,686	5,526	60,229
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	151,547	1,344	2,358
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	32,828	8,348	26,720
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (7)	39,565	-	100.000	241,422	16,027	52,959
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	54,048	3,520	8,493
Unibanco AIG Warranty S.A.	560	-	70.000	24,570	855	3,470
IRB – Brasil Resseguros S.A.	-	111	11.082	1,484,475	121,935	231,599
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	49,688	7,399	19,699
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A. (5) and (8)	298,819	5,940	61.414	799,106	31,975	71,613
Redecard S.A. (14)	200	400	31.943	59,185	42,626	128,636

___________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)	The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)
During the second quarter of 2004, the Extraordinary Shareholder’s Meeting approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(4)
Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") through the exchange of 1 billion Units. Through the Extraordinary Shareholders’ Meeting held in October 2004, the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A. was approved.

(5)
During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A. In February 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Conabinu Participações Ltda. and Hipercard Administradora de Cartões de Crédito Ltda. into Hipercard Banco Múltiplo S.A.

In acordance with the sales contract established on September, 2005, through Cayman Branch, Unibanco increases its ownership to 19.293% of the capital of the Hipercard Banco Múltiplo S.A by transfer of 95,738,049 shares per amount of R$143 million.

(6)	In the third quarter of 2004, the shareholders approved, in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A., at its book value.

(7)
Through the Extraordinary Shareholders' Meeting held in June 2004, the change in the company name from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. was approved. The Extraordinary Shareholders' Meeting held in July 2004 approved the merger of Phenix Participações Ltda. and Unibanco AIG Previdência S.A. into Unibanco AIG Vida e Previdência S.A.

(8)
In March 2004, Unibanco acquired from the Dutch group Ahold, through its subsidiaries, the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process during the third quarter of 2004, for the amount of R$630 million, resulting in goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(9)	In January 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários into Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(10)
In June 2005, Unibanco signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transaction was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit up to ten years. The transaction is subject to the approval of the Central Bank of Brazil and other authorities.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Dibens S.A. – Distribuidora de Títulos e Valores Mobiliários into Banco Dibens S.A.

In July 2005, Unibanco acquired from Banco Dibens S.A. the total capital of Dibens Leasing S.A. – Arrendamento Mercantil.

(11)
In May 2005, Caixa Geral de Depósitos, the former parent of Banco Bandeirantes, paid us the indemnity and other liabilities due under the association agreement executed in connection with the acquisition of Banco Bandeirantes, in the amount of approximately R$238 million, considering R$200 million relating to the contingencies of Banco Banorte S.A. and R$38 million relating to the “memorandum account” of Banco Bandeirantes S.A. As result the related risks were assumed by the successor companies and the corresponding provision was established.

The equity in results in the nine-month ended September 30, 2005, reflects the result of Unicard Banco Múltiplo S.A. operations, the provisions recorded and the indemnity received, corresponding to an adjusted net income of R$138 million. See Note 12((b)1).

(12)
In June 2005 Unibanco recognized extraordinary items in the amount of R$503 as result of: (i) the change of valuation method of investments previous, recorded on the cost method because of the nomination of a number of the Board of Directors, representing influence on the Administration (ii) constitution of provisions for the abandonment and adaptation of software and to complement provisions for fiscal contingencies.

(13)
Through the Private Amendment and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. dated August 2004, the merger of BWU Representação e Participações Ltda. into that company was approved.

(14)	In September 2005, Unicard Banco Múltiplo S.A. acquired from Unibanco the capital of Redecard S.A.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the period

			Quarter	Nine-months	Quarter	Nine-months
			ended	ended	ended	ended
	September	June 30,	September	September	September	September
	30, 2005	2005	30, 2005	30, 2005	30, 2004	30, 2004
Bandeirantes (1)	-	-	-	-	15,839	47,516
Fininvest	299,390	307,177	7,786	23,359	6,538	19,614
Hipercard	356,865	367,465	10,600	24,103	9,477	17,394
Other	183,083	195,313	10,159	32,639	7,100	17,783
Total	839,338	869,955	28,545	80,101	38,954	102,307

___________________
(1)
As described in of Note 3 (e), as from December 31, 2004, upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 13.89% (June 30, 2005 – 13.42%) per annum, and are payable up to July 24, 2006.

(b) The euronotes in the amount of R$1,128,095 (June 30, 2005 – R$1,379,903) in Unibanco and R$993,149 (June 30, 2005 – R$1,189,479) in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 3.54% (June 30, 2005 – 3.92%) per annum in Unibanco and 3.90% (June 30, 2005 – 4.13%) per annum in Unibanco Consolidated.

In February 2005, Unibanco issued a Real-denominated note, in the amount of US$125 million equivalent to R$325 million, with 5 year-term and semiannual interest payments. The coupon is denominated in Reais, pegged to the IGPM Inflation Index plus a fixed rate of 8.7% p.a..

(c) The other issues totaled R$29,885 (June 30, 2005 - R$36,467) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 4.42% (June 30, 2005 – 6.03%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.21% (June 30, 2005 – 4.46%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsel. The provisions recorded and respective changes for the quarter were as follows:

(a) Balance sheet

		Unibanco	Unibanco Consolidated

	September	June 30,	September	June 30,
	30, 2005	2005	30, 2005	2005
Tax litigation	769,862	684,936	1,532,213	1,441,039
Labor litigation	457,040	473,008	885,693	868,336
Civil litigation	270,145	314,127	495,778	561,993
Total	1,497,047	1,472,071	2,913,684	2,871,368

Recorded in Other Liabilities
- Taxes and Social Security	769,862	684,936	1,532,213	1,441,039
- Others (Note 13(c))	727,185	787,135	1,381,471	1,430,329
	1,497,047	1,472,071	2,913,684	2,871,368

(b) Changes in and the related fiscal labor and civil litigation provision:

		Unibanco	Unibanco Consolidated

	Quarter	Nine-months	Quarter	Nine-months
	ended	ended	ended	ended
	September	September	September	September
	30, 2005	30, 2005	30, 2005	30, 2005
Balance at the beginning of the period	1,472,071	1,393,093	2,871,368	2,386,139
Provision charged (1)	152,394	509,766	204,685	1,054,921
Payments	(127,418)	(405,812)	(162,369)	(527,376)
Balance at the end of the period	1,497,047	1,497,047	2,913,684	2,913,684
___________________
(1) As described in of Note 9 ((a) 11), Unibanco Consolidated was recorded in a consolidated provision in the first half of 2005, for the assumption of risk related to the contingencies on the for acquisition of Banco Bandeirantes, for which Unibanco received from Caixa Geral de Depósitos the amount of R$238 million, before applicable taxes.

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as a provision, based on the average of payments made.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits for any amounts incurred under such lawsuits. Additionally, in those cases in which liens have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these liens.

(e) Civil litigation

Unibanco and its subsidiaries were parties to other actions and claims, including certain claims in conjunction with other Brazilian financial institutions, relating mainly to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim.

(f) Judicial cases

The former controlling shareholders of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, that these suits are untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System), a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in these cases.

During the first half of 2005, Unibanco and the former controlling shareholders of Banco Banorte S.A. – in Liquidation concluded their judicial disputes and, currently, the Credit Guarantor Fund (FGC) and Unibanco are seeking to implement a plan for the economic-financial equalization of Banco Banorte S.A. – in Liquidation, together with the Brazilian Central Bank.

13. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

Private Retirement
	Insurance		Plans		Annuity Products		Total

	September	June 30,	September	June 30,	September	June 30,	September	June 30,
	30, 2005	2005	30, 2005	2005	30, 2005	2005	30, 2005	2005
Provision for unearned
premiums (1)	520,415	447,609	1	1	-	-	520,416	447,610
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	202,111	205,053	7,983	9,817	-	-	210,094	214,870
Mathematical provision
benefits to be granted	186,898	164,626	4,377,885	4,253,622	-	-	4,564,783	4,418,248
Mathematical provision
for benefits granted	3,469	3,478	367,170	358,329	-	-	370,639	361,807
Unsettled claims	279,420	276,227	704	708	-	-	280,124	276,935
Provision for draws and
redemptions	-	-	-	-	486,888	465,011	486,888	465,011
Other provisions	2,018	2,486	221,420	226,144	363	363	223,801	228,993
Total of technical
provisions	1,194,331	1,099,479	4,975,163	4,848,621	487,251	465,374	6,656,745	6,413,474
Short-term	1,193,574	1,098,721	3,042,516	2,835,822	487,251	465,374	4,723,341	4,399,917
Long-term	757	758	1,932,647	2,012,799	-	-	1,933,404	2,013,557
___________________
(1) Showed net of related expenses and non incurred expenses, in the amont of R$387,485 (June 30, 2005 – R$261,194).

(b) Subordinated debt

					Unibanco	Unibanco Consolidated

			Remuneration	September	June 30,	September	June 30,
	Issue	Maturity	per annum	30, 2005	2005	30, 2005	2005
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	461,917	477,548	448,270	473,918
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	453,729	471,226	451,438	471,112
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	68,177	71,275	68,177	71,275
Line of credit (4)	December 2004	December 2009	4.74%	337,045	353,057	337,045	353,057
Subordinated time				420,559	401,098	420,559	401,098
deposits (5)	December 2002	December 2012	102% of CDI
Perpetual Non-
cumulative Junior
Subordinated
Securities (6)	July 2005	Indeterminated	8.7%	1,127,748	-	1,127,748	-
Total				2,869,175	1,774,204	2,853,237	1,770,460
Short-term				115,805	80,799	115,267	80,597
Long-term				2,753,370	1,693,405	2,737,970	1,689,863
___________________
(1) The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3) The interest rate is calculated through semi-annual Libor plus 1.2%.
(4) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5) Subordinated time deposits can be redeemed from December 2007.
(6) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment. The classification as of subordinated debt is subject to the approval of the Brazilian Central Bank, for the purposes of capital adequacy limits.

(c) Sundry

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2005	2005	2005	2005
Payable to merchants – credit card	-	-	2,362,925	2,023,391
Sale of rights of receipt of future flow of payment
orders abroad (1)	2,012,578	2,173,465	2,002,834	2,173,465
Provision for labor and civil litigation (Note 12(a))	727,185	787,135	1,381,471	1,430,329
Provisions for payroll and administrative
expenses	392,178	360,810	480,290	432,585
Payable related to insurance companies	-	-	440,890	461,865
Credit to release of real estate financing	50,106	42,967	50,106	42,967
Other	172,659	152,963	387,648	383,419
Total	3,354,706	3,517,340	7,106,164	6,948,021
Short-term	834,593	732,102	3,873,031	3,461,372
Long-term	2,520,113	2,785,238	3,233,133	3,486,649

___________________
(1)	Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of ~~Y~~$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program, is based on defined contributions established by Unibanco and your employees until October, 2004. After that only the employees contributed for the program.

Additionally on July 1st, 2004, the employee’s “Free Benefits Generation Program“ was redesigned in order to more coverage and flexible benefits. The new program is a closed private entity through Trevo Instituto Bandeirantes de Seguridade Social. The new program is sponsored by Unibanco and your employees.

During the quarter ended September 30, 2005, the company sponsor contributions totaled R$3,600 (Nine-months ended September 30, 2005 – R$10,345) in Unibanco and R$3,856 (Nine-months ended September 30, 2005 – R$11,711) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to September 30, 2005, the options activity was as follows:

		Vesting period until	Exercise period until	Exercise price restated as of 09/30/2005	Granted	Exercised	Cancelled	Not exercised
	Issuance
Nº	Date
		From 01.21.2005	From 01.20.2006
1	01.21.2002	to 01.21.2007	to 01.20.2008	9.31	6,188,000	1,056,968	2,057,501	3,073,531
		From 04.15.2005	From 04.14.2006
2	04.15.2002	to 04.15.2007	to 04.14.2008	10.91	34,000	-	-	34,000
		From 08.01.2005	From 07.31.2006
3	08.01.2002	to 08.01.2007	to 07.31.2008	8.40	100,000	-	-	100,000
		From 08.12.2005	From 08.11.2006
4	08.12.2002	to 08.12.2007	to 08.11.2008	7.05	180,000	-	-	180,000
		From 11.01.2005	From 10.31.2006
5	11.01.2002	to 11.01.2007	to 10.31.2008	6.90	100,000	-	-	100,000
		From 11.11.2005	From 11.10.2006
6	11.11.2002	to 11.11.2007	to 11.10.2008	6.90	100,000	-	100,000	-
		From 05.31.2006	From 11.19.2006
7	11.20.2002	to 11.20.2007	to 11.19.2008	6.90	150,000	-	100,000	50,000
		From 01.06.2006	From 01.05.2007
8	01.06.2003	to 01.06.2008	to 01.05.2009	6.66	80,000	-	80,000	-
		From 02.10.2006	From 02.09.2007
9	02.10.2003	to 02.10.2008	to 02.09.2009	7.78	60,000	-	-	60,000
		From 03.10.2006	From 03.09.2007
10	03.10.2003	to 03.10.2008	to 03.09.2009	8.17	83,000	-	23,000	60,000
		From 04.08.2006	From 04.07.2007
11	04.08.2003	to 04.08.2008	to 04.07.2009	8.85	792,000	-	302,000	490,000
		From 04.14.2006	From 04.13.2007
12	04.14.2003	to 04.14.2008	to 04.13.2009	8.94	20,000	-	20,000	-
		From 05.07.2006	From 05.06.2007
13	05.07.2003	to 05.07.2008	to 05.06.2009	8.41	560,000	-	-	560,000
		From 06.04.2006	From 06.03.2007
14	06.04.2003	to 06.04.2008	to 06.03.2009	10.21	300,000	-	300,000	-
		From 06.16.2006	From 06.15.2007
15	06.16.2003	to 06.16.2008	to 06.15.2009	10.30	60,000	-	-	60,000
		From 09.02.2006	From 09.01.2007
16	09.02.2003	to 09.02.2008	to 09.01.2009	9.83	3,113,000	-	771,000	2,342,000
		From 11.10.2006	From 11.09.2007
17	11.10.2003	to 11.10.2008	to 11.09.2009	9.83	180,000	-	180,000	-
		From 12.17.2006	From 12.16.2007
18	12.17.2003	to 12.17.2008	to 12.16.2009	11.50	60,000	-	-	60,000
		From 01.05.2007	From 01.04.2008
19	01.05.2004	to 01.05.2009	to 01.04.2010	9.83	120,000	-	-	120,000
		From 02.01.2007	From 01.31.2008
20	02.01.2004	to 02.01.2009	to 01.31.2010	13.76	180,000	-	-	180,000
		From 04.05.2007	From 04.04.2008
21	04.05.2004	to 04.05.2009	to 04.04.2010	14.03	6,120	-	-	6,120
		From 04.12.2007	From 04.11.2008
22	04.12.2004	to 04.12.2009	to 04.11.2010	13.91	400,000	-	-	400,000
		From 04.13.2007	From 04.12.2008
23	04.13.2004	to 04.13.2009	to 04.12.2010	14.02	100,000	-	-	100,000
		From 07.19.2007	From 07.18.2008
24	07.19.2004	to 07.19.2009	to 07.18.2010	12.85	470,000	-	-	470,000
25	08.04.2004	08.04.2009	08.03.2010	11.72	300,000	-		300,000
		From 09.20.2007	From 09.19.2008
26	09.20.2004	to 09.20.2009	to 09.19.2010	13.76	10,000	-	-	10,000
		From 02.01.2008	From 01.31.2009
27	02.01.2005	to 02.01.2010	to 01.31.2011	16.17	4,220,000	-	245,000	3,975,000
		From 05.03.2008	From 05.02.2009
28	05.03.2005	to 05.03.2010	to 05.02.2011	18.94	25,000	-	-	25,000
		From 09.19.2008	From 09.18.2009
29	09.19.2005	to 09.19.2010	to 09.18.2011	20.52	60,000	-	-	60,000

	TOTAL				18,051,120	1,056,968	4,178,501	12,815,651

The stock option program in Units (awarded assets) is granted simultaneously by Unibanco following the ratio: Unibanco issuance 1 common share and Holdings issuance 1 PNB.

The cancelled options refer to beneficiaries excluded before of exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after July, 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The stock option on August 4, 2004: exercise price will be decreased by the dividends distributed per stock option program in Units, during the exercise period.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			September 30,	June 30,
			2005	2005

	Outstanding shares	Treasury stock	Total	Total
Common	755,658,168	-	755,658,168	755,658,168
Preferred	641,475,026	11,725,138	653,200,164	653,200,164
Total	1,397,133,194	11,725,138	1,408,858,332	1,408,858,332

As of September 30, 2005, the market value of common shares were R$15.80 and R$9.35 for preferred shares.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

On September 30, 2005, the fair value of units is R$23.74. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares will be negotiated on a per-share basis. On the same date, the Global Depositary Receipts (GDRs) traded abroad represented 5 Units, instead of 500 Units, without a change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in control and in the relationship with shareholders, and reduce operational cost, as well as representing one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

On July 15, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$275,784, comprising interest on capital related to the second quarter of 2005, in the amount of R$56,717, and a complement interest on capital related to the first quarter of 2005, in the amount of R$219,067, amounting to R$0.1888 (R$0.1605, plus net of applicable tax) per common share and R$0.2077 (R$0.1765 plus net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9.249/95, with a tax benefit of R$93,767. The payment of the interest of capital was made on July 29, 2005.

The Units had interest on capital of R$0.3702 (R$0.3147 plus the applicable tax), comprising R$0.1625 (R$0.1382 plus the applicable tax) from Unibanco Holdings and R$0.2077 (R$0.1765 plus the applicable tax) from Unibanco. The GDR had interest on capital of R$1.8509 (R$1.5733 net of applicable tax).

During the third quarter of 2005, R$185,263 of interest on own capital was accrued, with tax benefit of R$62,989. The amount will be computed for purpose of the minimum mandatory dividend of the year, net of applicable tax.

On October 20, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$56,739, comprising interest on capital related to the third quarter of 2005, amounting to R$0.0388 (R$0.0330 plus net of applicable tax) per common share and R$0.0427 (R$0.0363 plus net of applicable tax) per preferred share. The interest on capital was calculated in accordance with article 9 of Law no. 9.249/95, with a tax benefit of R$19,291. The payment of the interest of capital was made on October 31, 2005.

The Units had interest on capital of R$0.0765 (R$0.0650 plus the applicable tax), comprising R$0.0338 (R$0.0287 plus the applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 plus the applicable tax) from Unibanco. The GDR had interest on capital of R$0.3823 (R$0.3250 net of applicable tax).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve. (d) Statutory reserves The balance is summarized as follows:

	September 30,	June 30,
	2005	2005
Legal reserve	433,820	433,820
Statutory reserves:
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions and dividends up to a limit of 20% of
capital stock	103,436	103,436

ii) Operating margin reserve – calculated based on 90% of the net income for the year after the legal deductions and dividends up to a limit of 80% of capital stock
- Other statutory reserves	2,990,364	2,990,364
- Special dividends reserve	63,898	63,898

Total	3,591,518	3,591,518

(e) Treasury stock

During the quarter ended September 30, 2005, as per the Shares – Performance buy back program (Note 14 (b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program (see item (f)), the following changes in treasury stock occurred:

Quantity of shares on June 30, 2005	12,085,622
Conversion of own stocks	(180,242)
Sale of own stocks	(395,836)
Repurchase	215,594
Quantity of shares on September 30, 2005	11,725,138

The average cost of R$21.01 per repurchased Units, and the minimum and maximum price of share was R$19.95 and R$23.52, respectively.

(f) Changes in stockholders’ equity

		Nine-months
	Quarter ended	ended
	September	September
	30, 2005	30, 2005
Balance at the beginning of the period	8,659,700	8,106,383
Conversion, sale of own stocks	741	2,246
Prior period adjustments	56	(5,430)
Restatement of membership certificates	-	421
Fair value adjustments - marketable securities and derivatives, net of
applicable tax	36,057	73,089
Net income for the period	474,808	1,329,032
Revaluation reserve	(72)	(1,950)
Interest on own capital proposed	(185,263)	(517,763)
Balance at the end of the period	8,986,027	8,986,027

(g) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. On August 11, 2005, the Brazilian Securities Commission, issued Oficio/CVM/SEP/GEA-1/No 440/05, approved the inclusion of a new data base in the Conversion Program (on August 19, 2005). The Conversion Program has duration of 2 years, with maturiy on November 4, 2005. Up to September 30, 2005, 627.9 thousand preferred shares were converted into Units.

(h) Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings. In September 2005, Caixa Brasil, SGPS, S.A. sold, through a secondary public distribution, 86,149,216 Units, representing 13.4% of the preferred shares of Unibanco and 16.1% of the preferred shares of Unibanco Holdings.

16. Other Operating Income and Expenses

(a) Other operating income

				Unibanco

	Quarter ended	Nine-months	Quarter ended	Nine-months
	September	ended	September	ended
	30, 2005	September	30, 2004	September
		30, 2005		30, 2004
Monetary correction of income receivable	17,760	40,505	20,369	39,771
Dividends/retained earnings received from other
investments, principally consortium	3,603	14,811	9,858	22,313
Exchange rate variation on others credits	-	1,585	-	-
Monetary correction of prepaid taxes	-	-	1,526	4,829
Other	17,340	206,402	524	14,554
Total	38,703	263,303	32,277	81,467

		Unibanco Consolidated

	Quarter ended	Nine-months	Quarter ended	Nine-months
	September	ended	September	ended
	30, 2005	September	30, 2004	September
		30, 2005		30, 2004
Insurance, annuity products and retirement
plans premiums	876,505	2,750,794	846,171	2,581,685
Financial results from insurance, pension plans
and annuity products	257,087	757,189	242,706	656,306
Dividends/retained earnings received from other
investments, principally consortium	2,428	88,079	39,997	105,266
Monetary correction of income receivable	18,239	44,149	18,297	53,291
Monetary correction of prepaid taxes	-	1,958	1,526	4,829
Exchange rate variation on others credits	-	1,585	6,699	6,699
Other	42,642	162,219	6,588	44,159
Total	1,196,901	3,805,973	1,161,984	3,452,235

(b) Other operating expenses

				Unibanco

	Quarter ended	Nine-months	Quarter ended	Nine-months
	September	ended	September	ended
	30, 2005	September	30, 2004	September
		30, 2005		30, 2004
Foreign branches’ and subsidiary companies’
exchange loss	38,046	219,298	124,885	-
Provision for labor and civil litigations	67,469	185,355	74,774	225,517
Expense related to checks and billing, net	46,892	116,374	18,490	61,874
Amortization of goodwill on subsidiaries
acquired	13,362	38,247	29,279	86,313
Monetary correction of other liabilities	2,880	7,936	-	-
Other	37,632	115,438	13,268	103,285
Total	206,281	682,648	260,696	476,989

		Unibanco Consolidated

	Quarter ended	Nine-months	Quarter ended	Nine-months
	September	ended	September	ended
	30, 2005	September	30, 2004	September
		30, 2005		30, 2004
Changes in technical provision for insurance,
annuity products and retirement plans	291,285	945,925	272,213	875,643
Insurance claims	217,009	679,817	215,014	685,148
Private retirement plans benefits expenses	161,962	517,965	154,426	409,989
Interest and monetary correction on technical
provision for insurance, pension plans
and annuity products	159,115	468,069	149,832	401,964
Credit card selling expenses	68,340	206,091	92,350	249,344
Insurance and private retirement plans selling
and other expenses	78,230	184,770	70,033	200,503
Provision for labor and civil litigations	113,015	331,612	116,414	334,307
Foreign branches’ and subsidiary companies’
exchange loss	41,546	190,953	105,151	-
Expense related to checks and billing, net	58,500	148,779	11,237	70,374
Insurance expenses	15,881	96,167	27,809	94,201
Amortization of goodwill on subsidiaries acquired	28,545	80,101	38,954	102,307
Monetary correction of other liabilities	14,531	37,965	-	-
Other	36,188	249,798	67,243	194,019
Total	1,284,147	4,138,012	1,320,676	3,617,799

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

			Unibanco

	June 30,			September
	2005	Constitution	Realization	30, 2005
Allowance for credit losses	305,684	68,680	14,293	360,071
Other provisions not currently deductible	746,926	-	87,931	658,995
Tax loss and negative basis of social
contribution carry-forwards	177,614	-	18,543	159,071
Social contribution carry-forwards
(Provisional Measure 2158-35)	269,919	-	3,175	266,744
Subtotal	1,500,143	68,680	123,942	1,444,881
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	27,504	-	19,087	8,417
Total	1,527,647	68,680	143,029	1,453,298

			Unibanco

	December			September
	31, 2004	Constitution	Realization	30, 2005
Allowance for credit losses	294,272	225,411	159,612	360,071
Other provisions not currently deductible	790,096	272,387	403,488	658,995
Tax loss and negative basis of social
contribution carry-forwards	237,580	-	78,509	159,071
Social contribution carry-forwards
(Provisional Measure 2158-35)	280,992	-	14,248	266,744
Subtotal	1,602,940	497,798	655,857	1,444,881
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	43,843	-	35,426	8,417
Total	1,646,783	497,798	691,283	1,453,298

				Unibanco Consolidated

				Balance of
	June 30,			acquired	September
	2005	Constitution	Realization	companies	30, 2005
Allowance for credit losses	456,985	99,429	19,225	-	537,189
Other provisions not currently deductible	1,310,836	22,209	130,317	-	1,202,728
Tax loss and negative basis of social
contribution carry-forwards	605,306	-	43,176	1,294	563,424
Social contribution carry-forwards
(Provisional Measure 2158-35)	467,768	-	2,596	-	465,172
Subtotal	2,840,895	121,638	195,314	1,294	2,768,513
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	29,951	-	19,293	-	10,658
Deferred tax obligations	(28,631)	(3,475)	(62)	-	(32,044)
Net deferred tax assets	2,842,215	118,163	214,545	1,294	2,747,127
Total assets	2,870,846				2,779,171
Total liabilities	28,631				32,044

				Unibanco Consolidated

				Balance of
	December			acquired	September
	31, 2004	Constitution	Realization	companies	30, 2005
Allowance for credit losses	438,485	361,885	263,565	384	537,189
Other provisions not currently deductible	1,191,988	514,478	514,498	10,760	1,202,728
Tax loss and negative basis of social
contribution carry-forwards	677,100	12,741	127,711	1,294	563,424
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	19,904	-	465,172
Subtotal	2,792,649	889,104	925,678	12,438	2,768,513
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	3,132	34,965	-	10,658
Deferred tax obligations	(28,626)	(5,405)	(1,987)	-	(32,044)
Net deferred tax assets	2,806,514	886,831	958,656	12,438	2,747,127
Total assets	2,835,140				2,779,171
Total liabilities	28,626				32,044

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On September 30, 2005, the expected realization of deferred taxes:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
Year	(Provisional	Other	Total	(Provisional	Other	Total
	Measure 2158-35)			Measure 2158-35)
2005	2,265	107,497	109,762	20,854	241,196	262,050
2006	17,473	668,811	686,284	31,707	1,197,031	1,228,738
2007	27,606	401,829	429,435	45,090	585,664	630,754
2008	30,332	-	30,332	51,975	110,518	162,493
2009	45,953	-	45,953	68,809	80,427	149,236
2010	64,043	-	64,043	86,466	22,534	109,000
2011 to 2013	79,072	-	79,072	152,457	51,692	204,149
2014 to 2015	-	-	-	7,814	14,279	22,093
Total	266,744	1,178,137	1,444,881	465,172	2,303,341	2,768,513

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,246,602 in Unibanco and R$2,279,762 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

			Unibanco

	Quarter ended	Nine-months	Quarter ended	Nine-months
	September	ended	September	ended
	30, 2005	September	30, 2004	September
		30, 2005		30, 2004
Income before income tax and social
contribution, net of profit sharing	569,033	1,668,336	390,681	896,006
Income tax and social contribution expenses
at a rate of 25% and 9%	(193,471)	(567,234)	(132,832)	(304,642)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	74,735	143,586	39,231	241,050
Interest on capital paid , net	46,185	149,020	36,255	105,775
Permanent differences (net)	(21,674)	(64,676)	(6,377)	(30,470)
Income tax and social contribution for
the period	(94,225)	(339,304)	(63,723)	11,713

			Unibanco Consolidated

	Quarter ended	Nine-months	Quarter ended	Nine-months
	September	ended	September	ended
	30, 2005	September	30, 2004	September
		30, 2005		30, 2004
Income before income tax and social
contribution, net of profit sharing	683,128	1,902,324	505,017	1,257,010
Income tax and social contribution expenses
at a rate of 25% and 9%	(232,263)	(646,790)	(171,706)	(427,383)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	(9,310)	(55,047)	(34,828)	2,617
Interest on capital paid , net	67,709	189,919	52,603	143,929
Deferred tax credits of prior period	-	-	9,017	24,251
Permanent differences (net)	3,335	47,678	4,405	18,693
Income tax and social contribution for
the period	(170,529)	(464,240)	(140,509)	(237,893)

18. Adjusted Net Income

			Unibanco

	Quarter ended	Nine-months	Quarter ended	Nine-months
	September	ended	September	ended
	30, 2005	September	30, 2005	September
		30, 2005		30, 2005
Net income	474,807	1,329,031	474,807	1,329,031
Adjustments to net income	(170,727)	(346,353)	131,618	536,236
Depreciation and amortization	55,908	165,383	111,039	319,480
Amortization of goodwill on acquisition of
subsidiary companies	13,362	38,247	28,545	80,101
Exchange gain on foreign investments	38,046	219,298	-	149,407
Provision for losses on investments	-	(31)	-	4,060
Equity in results of subsidiary and associated
companies	(278,773)	(774,242)	(14,163)	(29,050)
Provision of foreclosed assets	730	4,992	6,197	12,238
Adjusted net income	304,080	982,678	606,425	1,865,267

19. Commitments and Guarantees

	Unibanco		Unibanco Consolidated

	September	June 30,	September	June 30,
	30, 2005	2005	30, 2005	2005
Co-obligation and risks for guarantees provided	5,944,996	5,101,857	5,977,696	5,140,307
Assets under management (mainly mutual
investment funds)	35,065,625	31,465,377	35,699,977	35,119,041
Lease commitments	47,127	58,634	47,245	58,675

20. Related-Party Transactions (Unibanco)

	Setember 30,	June 30,
	2005	2005
Assets
Cash and due from banks	21,789	21,275
Interbank investments	5,557,192	5,903,239
Marketable securities and derivative financial instruments	3,104,971	2,679,671
Interbank accounts	252	307
Lending operations	152,891	195,954
Other credits
. Income receivable
Dividends and interest on capital	43,684	121,206
. Sundry	2,005	163,742

Liabilities
Deposits	4,002,912	3,537,175
Securities sold under repurchase agreements	274,903	133,779
Resources from securities issued
. Securities abroad	139,028	198,423
Interbank accounts	8,122	5,751
Borrowings	162,639	206,477
Derivative financial instruments	136,075	119,651
Other liabilities
Social and statutory	204,982	292,620
Subordinated debt	15,938	3,744
Sundry	14,235	12,750

	Quarter ended	Nine-months	Quarter	Nine-months
	September	ended	ended June	ended
	30, 2005	September	30, 2004	September
		30, 2005		30, 2005
Revenues
Lending operations	1,558	5,618	1,659	5,107
Marketable securities	386,449	967,525	133,485	341,711
Derivative financial instruments	(16,604)	19,371	58,536	14,933
Services rendered	64,622	184,174	41,220	132,911
Other operating income	-	2,869	1,674	5,352

Expenses
Deposits and securities sold	176,986	395,707	72,426	167,714
Borrowings and onlendings	1,783	6,196	1,383	4,038
Other administrative expenses	10,520	31,462	8,083	27,700
Other operating expenses	10,451	14,167	490	2,017

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

21. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities (CETIP) or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options, and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit are intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers’ prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit for customers in different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that monitors loans at all stages from their inception. The collection scoring system is used for determination which collection method or combination of collection methods is the most efficient.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate gaps. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability gaps. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market on the portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed daily in order to assure compliance with the established limits. Those limits and policies are periodically reviewed, and the strategies are defined in order to assure a conservative monitoring of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

To meet the legal requirements, the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal risk management structure. This area has as one of its main goals to encourage the generation and the perpetuation of an internal culture focused on integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage, permitting the evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of resources and allocated capital to the benefit of shareholders and clients, demonstrating the commitment of the financial institution to the best practices of corporate governance.

One of the tools used is the Internal Control System, which is available in the corporate portal accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, identify the existence of control issues and analyze the effectiveness of current controls.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increase the importance to our systems of information technology and the potential impact of system failures. Unibanco has dedicated a substantial volume of resources to guarantee security and stability of its system and equipment.

(d) Financial instruments recorded in the financial statements and their to fair values are as follows:

	Unibanco

	September 30, 2005		June 30, 2005

	Book value	Fair value	Book Value	Fair value
Assets
Interbank deposits	7,727,408	7,746,839	7,888,392	7,901,154
Marketable securities	11,063,547	11,220,444	10,053,173	10,243,691
Lending operations	23,552,641	23,530,555	22,228,092	22,179,663
Derivatives, net	240,289	240,289	459,181	459,181

Liabilities
Interbank deposits	2,704,145	2,704,127	2,500,773	2,499,458
Time deposits	25,974,870	25,970,718	25,972,163	25,972,604
Mortgage notes	235,411	235,244	225,984	225,388
Resources from securities issued abroad	1,157,980	1,175,260	1,416,370	1,434,211
Subordinated debt (Note 13(b))	2,869,175	2,927,008	1,774,204	1,828,027
Other liabilities (Note 13(c))	2,012,578	2,129,667	2,173,465	2,230,271
Treasury stocks	49,691	139,177	50,262	109,556

	Unibanco Consolidated

	September 30, 2005		June 30, 2005

	Book value	Fair value	Book Value	Fair value
Assets
Interbank deposits	2,945,697	2,954,162	2,754,165	2,758,857
Marketable securities	16,419,092	16,606,730	15,980,193	16,204,117
Lending operations	30,896,431	30,924,816	29,245,940	29,257,106
Derivatives, net	254,718	254,718	381,255	381,255

Liabilities
Interbank deposits	81,010	81,010	111,493	111,493
Time deposits	25,444,144	25,439,992	25,562,252	25,562,693
Mortgage notes	263,346	263,179	257,231	256,035
Resources from securities issued abroad	1,023,034	1,026,031	1,225,945	1,228,672
Subordinated debt (Note 13 (b))	2,853,237	2,910,120	1,770,460	1,823,993
Other liabilities (Note 13 (c))	2,002,834	2,119,923	2,173,465	2,230,271
Treasury stocks	49,691	139,177	50,262	109,556

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at September 30, 2005 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	September 30, 2005		June 30 , 2005

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	4,993,243	4,993,243	(18,744,967)	(18,744,967)
Currencies	248,184	248,184	(472,653)	(472,653)
Interbank interest rate	4,353,062	4,353,062	(19,234,148)	(19,234,148)
Exchange coupon	391,997	391,997	961,834	961,834
Forward contracts	(123,288)	(119,456)	437,295	441,312
Currencies	253,454	238,244	681,829	667,990
Fixed interest rate	(376,742)	(357,700)	(244,534)	(226,678)
Swap contracts	220,931	250,747	441,290	452,669
Currencies	(3,150,978)	(3,127,274)	(3,395,610)	(3,312,461)
Interbank interest rate	420,517	389,924	626,316	612,306
Fixed interest rate	1,582,698	1,596,215	1,953,596	1,892,077
Other	1,368,694	1,391,882	1,256,988	1,260,747
Swap contracts with daily reset	(125,410)	(125,410)	1,545	1,545
Currencies	(125,410)	(125,410)	1,545	1,545
Third curve swap contracts	78,084	73,672	62,589	63,831
Currencies	(789,340)	(789,340)	(552,342)	(551,950)
Interbank interest rate	563,492	560,292	509,736	510,192
Fixed interest rate	303,932	302,720	105,195	105,589
Option contracts
Purchased options	15,548	9,653	9,304	8,722
Purchase	13,136	6,839	7,461	6,617
Currencies	13,136	6,839	7,461	6,617
Sale	2,412	2,814	1,843	2,105
Currencies	2,412	2,814	1,843	2,105
Sale option	50,686	27,792	36,986	29,330
Purchase	42,575	8,964	28,537	6,205
Currencies	42,575	8,964	28,537	6,205
Sale	8,111	18,828	8,449	23,125
Currencies	8,111	18,828	8,449	23,125

	Unibanco Consolidated

	September 30, 2005		June 30 , 2005

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	5,283,397	5,283,397	(18,250,007)	(18,250,007)
Currencies	248,184	248,184	(472,653)	(472,653)
Interbank interest rate	4,708,272	4,708,272	(18,659,798)	(18,659,798)
Exchange coupon	326,941	326,941	882,444	882,444
Forward contracts	(123,743)	(120,250)	377,725	381,688
Currencies	258,982	243,772	632,261	618,422
Fixed interest rate	(382,725)	(364,022)	(254,536)	(236,734)
Swap contracts	222,303	247,971	333,588	341,285
Currencies	(3,139,508)	(3,115,300)	(3,176,633)	(3,093,294)
Interbank interest rate	1,832,144	1,801,367	1,889,797	1,875,335
Fixed interest rate	160,969	170,016	363,433	298,492
Other	1,368,698	1,391,888	1,256,991	1,260,752
Swap contracts with daily reset	(125,410)	(125,410)	36,856	36,856
Currencies	(125,410)	(125,410)	36,856	36,856
Third curve swap contracts	78,084	73,672	62,589	63,831
Currencies	(789,340)	(789,340)	(552,342)	(551,950)
Interbank interest rate	563,492	560,292	509,736	510,192
Fixed interest rate	303,932	302,720	105,195	105,589
Option contracts
Purchased options	38,048	27,653	52,304	42,833
Purchase	35,636	24,839	50,461	40,728
Currencies	35,636	24,839	50,461	40,728
Sale	2,412	2,814	1,843	2,105
Currencies	2,412	2,814	1,843	2,105
Sale option	50,686	27,792	36,986	29,330
Purchase	42,575	8,964	28,537	6,205
Currencies	42,575	8,964	28,537	6,205
Sale	8,111	18,828	8,449	23,125
Currencies	8,111	18,828	8,449	23,125
___________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$1,161,448 (June 30, 2005 - R$724,385) with respect to purchase commitments and R$1,777,931 (June 30, 2005 - R$1,158,357) with respect to sale commitments.

On September 30, 2005, there were future transactions of R$10,514,728 (June 30, 2005 - R$10,170,616) in Unibanco and R$10,869,939 (June 30, 2005 - R$10,744,965) in Unibanco Consolidated, swap contracts in the amount of R$1,504,617 (June 30, 2005 - R$1,287,154) in Unibanco and R$1,885,999 (June 30, 2005 - R$1,845,247) in Unibanco Consolidated and forward transactions in the amount of R$167,077 (June 30, 2005 – R$130,324) in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net gain of applicable taxes and minority interest, during the quarter, in the amount of R$3,081 (June 30, 2005 – R$8,562) in Unibanco and R$5,206 (June 30, 2005 – R$11,217) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of September 30, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

	Unibanco

	September 30, 2005			June 30, 2005

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	4,993,243	-	4,993,243	(18,744,967)	-	(18,744,967)
Forward contracts	-	(119,456)	(119,456)	-	441,312	441,312
Swap contracts	(73,150)	323,897	250,747	(62,118)	514,787	452,669
Swap contracts with daily
reset	(125,410)	-	(125,410)	1,545	-	1,545
Third curve swap contracts	-	73,672	73,672	-	63,831	63,831
Option contracts
Purchased option	8,979	674	9,653	5,609	3,113	8,722
Sale option	27,708	84	27,792	26,217	3,113	29,330

	Unibanco Consolidated

	September 30, 2005			June 30, 2005

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	5,283,397	-	5,283,397	(18,250,007)	-	(18,250,007)
Forward contracts	-	(120,250)	(120,250)	38	381,650	381,688
Swap contracts	(73,145)	321,116	247,971	(62,113)	403,398	341,285
Swap contracts with daily
reset	(125,410)	-	(125,410)	36,856	-	36,856
Third curve swap contracts	-	73,672	73,672	-	63,831	63,831
Option contracts
Purchased option	8,979	18,674	27,653	5,609	37,224	42,833
Sale option	27,708	84	27,792	26,217	3,113	29,330
___________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$132,129 (June 30, 2005 - R$139,471) in Unibanco and R$136,802 (June 30, 2005 - R$150,661) in Unibanco Consolidated and are comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Unibanco	Unibanco Consolidated

	September	June 30,	September	June 30,
	30, 2005	2005	30, 2005	2005
Assets
Less than 3 months	274,710	462,985	277,611	356,892
Between 3 months and 1 year	315,394	286,912	279,530	255,107
Between 1 and 3 years	259,681	221,784	259,783	204,946
More than 3 years	52,219	31,573	52,032	65,293
Total	902,004	1,003,254	868,956	882,238

Liabilities
Less than 3 months	203,774	62,172	195,357	62,390
Between 3 months and 1 year	207,557	230,858	178,040	217,199
Between 1 and 3 years	247,513	249,359	237,971	219,711
More than 3 years	2,871	1,684	2,870	1,684
Total	661,715	544,073	614,238	500,984

		Unibanco	Unibanco Consolidated

	September	June 30,	September	June 30,
	30, 2005	2005	30, 2005	2005
Assets
Forward contracts	79,963	50,704	88,062	62,438
Swap contracts	734,477	877,071	675,330	710,210
Third curve swap contracts	77,911	66,757	77,911	66,757
Option contracts – premiums paid	9,653	8,722	27,653	42,833
Total	902,004	1,003,254	868,956	882,238

Liabilities
Forward contracts	145,955	87,415	154,849	99,803
Swap contracts	483,730	424,402	427,359	368,925
Third curve swap contracts	4,238	2,926	4,238	2,926
Option contracts – premiums received	27,792	29,330	27,792	29,330
Total	661,715	544,073	614,238	500,984

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Unibanco

				September 30 , 2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	5,625,327	(2,159,622)	1,122,538	405,000	4,993,243
Forward contracts	(336,408)	188,074	32,543	(3,665)	(119,456)
Swap contracts	10,945	164,601	25,245	49,956	250,747
Swap contracts with daily reset	(92,572)	(32,838)	-	-	(125,410)
Third curve swap contracts	54,612	17,010	2,050	-	73,672
Option contracts
Purchased option	5,318	4,335	-	-	9,653
Sale option	12,219	12,742	2,831	-	27,792

					Unibanco

				June 30 , 2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(32,620,039)	14,021,830	(204,856)	58,098	(18,744,967)
Forward contracts	(227,386)	138,592	114,861	415,245	441,312
Swap contracts	348,267	90,679	(17,191)	30,914	452,669
Swap contracts with daily reset	58,718	(57,173)	-	-	1,545
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	-	8,722
Sale option	8,479	18,738	2,113	-	29,330

				Unibanco Consolidated

				September 30 , 2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	5,587,576	(1,831,717)	1,122,538	405,000	5,283,397
Forward contracts	(337,202)	188,074	32,543	(3,665)	(120,250)
Swap contracts	5,058	158,254	34,889	49,770	247,971
Swap contracts with daily reset	(92,572)	(32,838)	-	-	(125,410)
Third curve swap contracts	54,612	17,010	2,050	-	73,672
Option contracts
Purchased option	23,318	4,335	-	-	27,653
Sale option	12,219	12,742	2,831	-	27,792

				Unibanco Consolidated

				September 30 , 2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(32,396,951)	14,238,673	(149,827)	58,098	(18,250,007)
Forward contracts	(287,474)	139,056	114,861	415,245	381,688
Swap contracts	243,074	72,069	(4,381)	30,523	341,285
Swap contracts with daily reset	94,029	(57,173)	-	-	36,856
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	34,111	42,833
Sale option	8,479	18,738	2,113	-	29,330

22. Other Information

(a) Assets leased to third parties, in the amount of R$1,165,890 (June 30, 2005 - R$1,089,559), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$640,465 (June 30, 2005 - R$578,071) and the residual value received in advance from these lessees amounts to R$433,197 (June 30, 2005 - R$406,645), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At September 30, 2005, the insurance coverage on properties and other assets in use totaled R$517,865 (June 30, 2005 - R$529,852) in Unibanco and R$1,169,664 (June 30, 2005 - R$1,178,651) in Unibanco Consolidated.

(c) Up to September 30, 2005, two agreements were entered into for the compensation and liquidation of obligations within the National Financial System (SFN), in accordance with Resolution 3.263 of the National Monetary Council (CMN) of February 24, 2005.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	% Capital Investment in Controlled Company

			Insurance	Non-Financial
01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Company	Instituituion	1,073,903,954	49.709
02	Unipart Participações			Non-Financial
	Internacionais Ltd.	521,028	Holding	Instituituion	990,270	100.000
				Financial
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Instituituion	244,184,719,985	100.000
04	Unibanco Companhia de			Non-Financial
	Capitalização	61,054,128/0001-22	Annuity Products	Instituituion	4,193,770	99.999
				Financial
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Instituituion	4,969	99.920
				Financial
06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Instituituion	8,858,142,354	99.999
07	Unibanco Leasing S.A.			Financial
	Arrendamento Mercantil	44,071,785/0001-69	Leasing	Instituituion	264,922	99.999
				Financial
08	Interbanco S.A.	670,849	Bank	Instituituion	20,000,000	99.996
09	Unibanco Asset Management		Asset	Financial
	Banco de Investimento S.A.	59,608,174/0001-84	Management	Instituituion	2,936,810	99.999
10	Unibanco Negócios			Non-Financial
	Imobiliários Ltda.	34,098,442/0001-03	Service Render	Instituituion	49,568,000	99.999
11	Unibanco Serviços de			Non-Financial
	Investimento Ltda.	01,538,145/0001-03	Service Render	Instituituion	100,000	99.999
12	Unibanco Empreendimentos e			Non-Financial
	Participações Ltda.	60,938,552/0001-77	Service Render	Instituituion	201,910,495	48.003
13	Unibanco Empreendimentos			Non-Financial
	Ltda.	35,765,817/0001-35	Service Render	Instituituion	150,488,716	16.126
				Financial
14	Banco Único S.A.	00,086,413/0001-30	Bank	Instituituion	5,537,394,606	99.999
15	BWU Comércio e			Non-Financial
	Entretenimento Ltda.	00,018,517/0001-08	Service Render	Instituituion	112,993,502	59.792
16	Unibanco Investshop –
	Corretora de Valores			Financial
	Mobiliários e Câmbio S.A.	66,649,955/0001-82	Brokerage	Instituituion	9,909,084	100.000
				Financial
17	Hipercard Banco Múltiplo S.A.	03,012,230/0001-69	Bank	Instituituion	496,235,064	19.293

18	Dibens Leasing S.A. -			Financial
	Arrendamento Mercantil	65,654,303/0001-73	Leasing	Instituituion	19,107,701	99.999

19	AIG Brasil Companhia de	33,040,981/0001-50		Non-Financial
	Seguros		Brokerage	Instituituion	108,427,875	49.999

7016 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.0.0.01.01.00	National Treasury
	Securities	-	1,456,893.84	503,467.09	433,100.47	229,876.15	1,325,219.12	965,427.89
00.0.0.01.02.00	Brazilian Central Bank
	Securities	-	113,070.04	-	176,358.24	-	-	-
00.0.0.01.05.00	Time Deposits	-	1,010.22	-	-	-	-	-
00.0.0.01.07.00	Mortgage Notes	-		120,661.42	-	-	-	-
00.0.0.01.08.00	Debentures	-	354,872.93	96,492.33	665,507.09	727,450.57	3,019,118.74	-
00.0.0.01.09.00	Listed Companies
	Equity Securities	8,528.14	-	-	-	-	-	-
00.0.0.01.10.00	Non-listed Companies
	Equity Securities	34,775.23	-	-	-	-	-	-
00.0.0.01.11.00	Other	90,225.38	133,848.55	107,704.78	181,529.88	26,930.05	258,404.75	33,073.46
00.0.0.02.01.00	Swaps	-	158,702.93	270,139.32	253,475.28	52,159.15	1.52	-
00.0.0.02.02.00	Forward contracts	-	52,315.85	23,432.83	4,155.21	58.80	-	-
00.0.0.02.04.00	Options	-	5,318.45	4,334.52	-	-	-	-
00.0.0.02.06.00	Other Derivative
	Financial Instruments	-	58,372.51	17,487.94	2,049.84	-	-	-
00.0.0.02.00.00	TOTAL OF
	DERIVATIVE
	FINANCIAL
	INSTRUMENTS	-	274,709.74	315,394.61	259,680.33	52,217.95	1.52	-
00.0.0.01.00.00	TOTAL OF
	MARKETABLE
	SECURITIES	133,528.75	2,059,695.58	828,325.62	1,456,495.68	984,256.77	4,602,742.61	998,501.35

Code	Description	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	5,054,863.01	4,913,984.56
00.0.0.01.02.00	Brazilian Central Bank Securities	300,504.49	289,428.28
00.0.0.01.05.00	Time Deposits	1,010.22	1,010.22
00.0.0.01.07.00	Mortgage Notes	120,661.42	120,661.42
00.0.0.01.08.00	Debentures	4,863,441.66	4,863,441.66
00.0.0.01.09.00	Listed Companies Equity Securities	8,528.14	8,528.14
00.0.0.01.10.00	Non-listed Companies Equity
	Securities	34,775.23	34,775.23
00.0.0.01.11.00	Other	836,660.37	831,716.85
00.0.0.02.01.00	Swaps	734,478.20	734,478.20
00.0.0.02.02.00	Forward contracts	79,962.69	79,962.69
00.0.0.02.04.00	Options	9,652.97	9,652.97
00.0.0.02.06.00	Other Derivative Financial
	Instruments	77,910.29	77,910.29
00.0.0.02.00.00	TOTAL OF DERIVATIVE
	FINANCIAL INSTRUMENTS	902,004.15	902,004.15
00.0.0.01.00.00	TOTAL OF MARKETABLE
	SECURITIES	11,220,444.54	11,063,546.36

7017 - MARKETABLE SECURITIES

		No stated maturity	Up to 3 months	3 months to 1 year				More than 15 years
Code	Description				1-3 years	3-5 years	5-15 years

00.0.0.01.01.00	Own Portfolio	133,528.75	1,634,397.71	521,150.61	965,640.26	790,234.52	997,855.17	388,204.77
00.0.0.01.02.00	Subject to
	Repurchase
	Commitments	-	317,788.83	61,784.07	231,285.84	194,022.25	3,604,887.44	610,296.58
00.0.0.01.03.00	Derivatives
	Financial
	Instruments	-	274,709.73	315,394.62	259,680.33	52,217.95	1.52	-
00.0.0.01.04.00	Pledged with
	Brazilian
	Central Bank	-	46,276.15	-	20,466.90	-	-	-
00.0.0.01.06.00	Pledged under
	Guarantees
	Rendered	-	61,232.90	245,390.93	239,102.68	-	-	-
00.0.0.01.00.00	Total	133,528.75	2,334,405.32	1,143,720.23	1,716,176.01	1,036,474.72	4,602,744.13	998,501.35

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

			% on the		% on the	Allowance for		% on the
Code	Description	Amount	total	Amount	total	loan losses	Amount	total

00.0.0.01.01.00	10 largest
	borrowers/clients	4,698,261.65	80.17	2,906,779.75	10.80	36,266.14	4,946,216.20	13.33
00.0.0.01.02.00	Next 50 largest
	borrowers/clients	1,161,871.88	19.83	5,298,332.34	19.68	160,023.58	5,845,604.44	15.75
00.0.0.01.03.00	Next 100 largest
	borrowers/clients	-	-	3,841,343.00	14.27	89,719.33	3,733,390.87	10.06
00.0.0.01.04.00	Other	-	-	14,875,348.83	55.25	930,202.32	22,585,528.74	60.86
00.0.0.01.00.00 Total		5,860,133.53	100.00	26,921,803.92	100.00	1,216,211.37	37,110,740.25	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

		Credits in		Falling due portfolio

		arrears	Up to 3	3 months
Code	Description	over 15 days	months	to 1 year	1-3 years	3-5 years	5-15 years

00.1.1.00.00.00	Public Sector	-	222,613.35	342,924.17	84,425.81	77,942.58	93,838.45
00.1.1.02.00.00	Corporate Activities	-	222,613.35	342,924.17	84,425.81	77,942.58	93,838.45
00.1.1.02.01.00	Manufacturing	-	222,613.35	342,924.17	84,425.81	77,942.58	93,838.45
00.1.4.00.00.00	Private Sector	528,647.91	9,645,044.80	6,960,870.03	5,949,911.23	1,781,839.45	1,233,746.14
00.1.4.01.00.00	Agricultural	2,848.08	235,881.10	561,971.87	150,457.16	55,835.99	51,721.66
00.1.4.02.00.00	Manufacturing	81,474.54	4,438,473.14	2,365,441.88	2,652,957.54	902,596.37	420,466.71
00.1.4.03.00.00	Trade	45,537.24	2,283,844.26	488,267.21	154,495.27	21,322.15	75.62
00.1.4.04.00.00	Financial Services	352.59	372,924.44	190,035.49	155,034.60	2,997.41	-
00.1.4.05.00.00	Other Services	118,161.98	460,871.20	1,602,032.10	1,461,228.19	568,599.49	345,855.93
00.1.4.06.00.00	Individuals	268,455.69	1,813,411.15	1,646,816.57	1,125,325.08	40,175.32	320.38
00.1.4.07.00.00	Residential
	Construction loans	11,817.79	39,639.51	106,304.91	250,413.39	190,312.72	415,305.84
00.1.0.00.00.00	Total	528,647.91	9,867,658.15	7,303,794.20	6,034,337.04	1,859,782.03	1,327,584.59

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00.1.1.00.00.00	Public Sector	-	31,422.14	-	-	-
00.1.1.02.00.00	Corporate Activities	-	31,422.14	-	-	-
00.1.1.02.01.00	Manufacturing	-	31,422.14	-	-	-
00.1.4.00.00.00	Private Sector	21,540,096.54	20,809,066.81	211,895.00	28,793.14	350,388.72
00.1.4.01.00.00	Agricultural	616,225.37	595,666.52	-	-	-
00.1.4.02.00.00	Manufacturing	7,947,459.39	7,013,865.34	89,960.27	582.17	248,895.36
00.1.4.03.00.00	Trade	3,139,444.23	3,609,155.59	21,948.00	93.51	13,012.83
00.1.4.04.00.00	Financial Services	284,551.54	1,227,750.76	8,516.30		68.31
00.1.4.05.00.00	Other Services	6,089,530.85	5,474,080.72	20,703.95	22,767.98	41,633.66
00.1.4.06.00.00	Individuals	3,171,808.19	2,671,958.77	64,135.59	5,349.48	45,980.40
	Residential Construction
00.1.4.07.00.00	Loans	291,076.97	216,589.11	6,630.89	-	798.16
00.1.0.00.00.00	Total	21,540,096.54	20,840,488.95	211,895.00	28,793.14	350,388.72

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits

		Private Sector		Private Sector

		Private		Private
Code	Description	companies	Individuals	companies	Individuals

00.0.1.01.00.00	Local	2,853,243.60	153,764.34	18,082,994.20	7,334,181.03
00.0.1.01.01.00	The North	28,143.11	1,410.38	41,218.14	66,428.37
00.0.1.01.02.00	The Northeast	127,358.52	6,929.13	667,939.37	493,512.61
00.0.1.01.03.00	The Southeast	2,435,401.44	129,440.38	16,257,196.48	5,963,977.33
00.0.1.01.04.00	The Middle-west	74,581.68	4,821.10	220,891.98	160,428.22
00.0.1.01.05.00	The South	187,758.85	11,163.35	895,748.23	649,834.50
00.0.1.02.00.00	Abroad	327,298.60	-	557,694.70	-
00.0.1.00.00.00	Total	3,180,542.20	153,764.34	18,640,688.90	7,334,181.03

		Savings Deposits

		Private Sector

		Private		Lending Operation
Code	Description	Companies	Individuals	Portfolio

00.0.1.01.00.00	Local	94,053.83	5,003,165.45	25,712,061.74
00.0.1.01.01.00	The North	1,443.56	57,573.75	128,238.92
00.0.1.01.02.00	The Northeast	4,489.31	355,083.50	1,184,840.95
00.0.1.01.03.00	The Southeast	76,124.79	4,016,657.36	21,004,802.70
00.0.1.01.04.00	The Middle-west	1,284.26	113,208.96	696,952.50
00.0.1.01.05.00	The South	10,711.91	460,641.88	2,697,226.67
00.0.1.02.00.00	Abroad	-	-	1,209,742.18
00.0.1.00.00.00	Total	94,053.83	5,003,165.45	26,921,803.92

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D

00.0.0.01.01.00	Hot-money	6,517.78	5,952.32	6,378.73	1,755.25	-
00.0.0.01.02.00	Loans	2,104,976.59	3,978,539.12	985,392.12	507,312.46	516,765.49
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	482,685.74	180,105.26	63,527.80	13,328.40	7,910.88
00.0.0.01.04.00	Overdraft Loans	185,376.45	504,419.43	339,567.86	129,518.29	5,115.14
00.0.0.01.05.00	Individual Loans	338,229.75	532,086.24	79,636.52	24,656.14	11,159.55
00.0.0.01.06.00	Individual Financing	133,224.21	1,239,585.80	86,572.65	71,053.18	24,486.20
00.0.0.01.07.00	Advances on Exchange
	Contracts (before export)	788,156.80	336,389.81	130,590.61	22,762.01	3,302.65
00.0.0.01.08.00	Advances on Exchange
	Contracts (after export)	396,366.48	20,054.77	11,042.33	5,049.48	1,982.01
00.0.0.01.09.00	Vendor	296,777.76	34,071.27	2,866.89	27.17	-
00.0.0.01.10.00	Purchase Financing	416,218.68	197,823.06	87,037.40	51,218.79	217.72
00.0.0.01.11.00	Agricultural	438,896.11	418,452.50	120,696.92	29,488.64	11,325.17
00.0.0.01.12.00	Real Estate Loans	1,064,701.56	65,245.75	87,616.23	34,674.61	14,229.87
00.0.0.01.15.00	Other Financing	5,105,101.34	1,884,180.96	410,162.74	248,433.16	275,044.90
00.0.0.01.19.00	Other Loans	253,146.99	79,236.60	27,248.44	85,956.79	270.41
00.0.0.01.00.00	Total	12,010,376.24	9,476,142.89	2,438,337.24	1,225,234.37	871,809.99

			Amounts by Risk Level				Total

Code	Description	E	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	-	136.70	20,740.78	-
00.0.0.01.02.00	Loans	107,895.68	77,051.48	149,976.57	275,542.68	8,703,452.19	846,532.04
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	5,432.06	4,085.27	1,977.87	12,747.85	771,801.13	247,304.51
00.0.0.01.04.00	Overdraft Loans	1,183.88	721.86	603.55	403.63	1,166,910.09	-
00.0.0.01.05.00	Individual Loans	9,972.44	9,074.20	7,900.35	33,966.30	1,046,681.49	-
00.0.0.01.06.00	Individual
	Financing	15,201.62	11,397.83	8,194.75	34,411.25	1,624,127.49	1,597,994.02
00.0.0.01.07.00	Advances on
	Exchange Contracts
	(before export)	-	262.03	-	210.56	1,281,674.47	92,166.82
00.0.0.01.08.00	Advances on
	Exchange Contracts
	(after export)	-	2,092.42	-	1,593.34	438,180.83	31,510.14
00.0.0.01.09.00	Vendor	-	-	-	5,339.96	339,083.05	-
00.0.0.01.10.00	Purchase Financing	393.66	65.91	143.95	576.73	753,695.90	-
00.0.0.01.11.00	Agricultural	917.23	35,617.61	1,375.88	1,945.79	1,058,715.85	838,344.87
00.0.0.01.12.00	Real Estate Loans	6,408.97	6,632.02	2,941.61	11,121.53	1,293,572.15	1,282,314.65
00.0.0.01.15.00	Other Financing	4,534.72	2,729.41	1,785.12	10,951.27	7,942,923.62	4,491,767.93
00.0.0.01.19.00	Other Loans	62.68	-	37.36	34,285.61	480,244.88	15,260.82
00.0.0.01.00.00	Total	152,002.94	149,730.04	174,937.01	423,233.20	26,921,803.92	9,443,195.80

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

			Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate

Code	Description	Fixed Rate			Dollar	Other

00.0.0.01.01.00	Lending Operations	10,096,286.80	4,765,721.04	1,531,996.48	4,224,228.54	4,103,470.87
00.0.0.01.03.00	Other	389,194.09	83,817.56	1,880.13	1,719,855.31	5,353.10
00.0.0.01.00.00	Total	10,485,480.89	4,849,538.60	1,533,876.61	5,944,083.85	4,108,823.97

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies
				>
					Non-
		Related	Non-Related	Related	Related
Code	Description	Parties	Parties	Parties	Parties

00.0.0.01.01.00	Assignment of loan with co-obligation	-	-	-	32.46
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	2,061.00
00.0.0.01.00.00	Total	-	-	-	2,093.46

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	820.23	891,588.04	2,744.28	2,770,584.93
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	18.78	259,485.02	46.23	637,896.27
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	14.54	449,655.45	20.45	610,067.04
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	7.29	503,145.62	5.03	344,137.55
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	5.03	938,101.04	3.22	655,463.52
00.0.0.01.06.00	Over to R$ 500,000.00	2.06	8,968,401.07	1.22	4,457,993.58
00.0.0.01.00.00	Total	867.93	12,010,376.24	2,820.43	9,476,142.89

		B		C

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	290.29	291,157.92	160.73	224,521.37
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	5.78	81,165.27	4.98	69,433.44
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	3.77	118,553.46	2.72	83,485.05
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	1.56	111,780.22	0.85	59,799.06
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	1.64	339,563.91	0.65	127,344.46
00.0.0.01.06.00	Over to R$ 500,000.00	0.58	1,496,116.46	0.18	660,650.99
00.0.0.01.00.00	Total	303.62	2,438,337.24	170.11	1,225,234.37

		D		E

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	59.38	94,350.53	43.68	69,741.97
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	2.11	28,742.15	1.18	16,214.49
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.92	28,230.64	0.58	16,927.40
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.28	18,958.32	0.14	9,900.98
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.17	31,979.12	0.06	11,742.83
00.0.0.01.06.00	Over to R$ 500,000.00	0.04	669,549.23	0.01	27,475.27
00.0.0.01.00.00	Total	62.90	871,809.99	45.65	152,002.94

		F		G

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	34.92	56,528.49	32.53	52,098.27
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	1.12	15,248.78	0.88	11,952.09
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.49	14,334.11	0.36	10,443.35
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.11	7,060.31	0.07	4,832.90
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.06	11,803.17	0.03	4,847.06
00.0.0.01.06.00	Over to R$ 500,000.00	0.02	44,755.18	0.01	90,763.34
00.0.0.01.00.00	Total	36.72	149,730.04	33.88	174,937.01

		H

		Quantity
Code	Description	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	142.41	204,473.29
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	3.65	49,902.83
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.61	46,592.48
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.30	20,782.22
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.16	31,271.01
00.0.0.01.06.00	Over to R$ 500,000.00	0.04	70,211.37
00.0.0.01.00.00	Total	148.17	423,233.20

7026 - FIXED ASSETS

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00.0.1.01.00.00	Furniture and Equipment Inventory	991.85	-	-	991.85
00.0.1.02.00.00	Property and Equipment in process	9.67	-	-	9.67
00.0.1.03.00.00	Land and Buildings in Use	102,474.34	2,336.03	1,636.84	103,173.53
00.0.1.03.01.00	Land and Buildings	102,474.34	2,336.03	1,636.84	103,173.53
00.0.1.04.00.00	Facilities, Furniture and Equipment	61,717.20	7,628.74	3,618.38	65,727.56
00.0.1.05.00.00	Other	167,433.03	10,853.64	14,352.14	163,934.53
00.0.1.00.00.00	Total	332,626.09	20,818.41	19,607.36	333,837.14

7027 - FUNDING BY MATURITY

		Maturity

		No stated	Up to 3	3 months to
Code	Description	maturity	months	1 year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	8,431,726.03	4,000,307.60	6,189,325.09	9,463,200.03	6,795,555.36	2,230,626.15
00.0.1.01.01.00	Demand Deposits	3,332,384.97	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	3,947,308.91	5,778,881.10	9,451,076.16	6,786,396.53	11,207.24
00.0.1.01.03.00	Savings Deposits	5,097,219.28	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	52,998.69	410,443.99	12,123.87	9,158.83	2,219,418.91
00.0.1.01.05.00	Foreign Deposits	1,921.57	-	-	-	-	-
00.0.1.01.06.00	Other	200.21	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under
	Repurchase Agreements	-	5,646,976.39	4,272,646.51	-	-	-
00.0.1.03.00.00	Local Borrowings	-	82.72	233.23	255.03	260.93	94.85
00.0.1.04.00.00	Foreign Borrowings	-	782,275.47	1,321,976.36	698,730.58	40,984.57	18,928.13
00.0.1.05.00.00	Local Onlendings	-	449,242.25	972,837.31	2,143,682.09	761,365.25	402,494.68
00.0.1.06.00.00	Foreign Onlending	-	16,347.66	14,967.91	64,013.39	42,068.26	6,934.32
00.0.1.08.00.00	Subordinated Debt	-	47,627.97	68,177.47	-	1,444,310.00	1,309,060.05
00.0.1.00.00.00	Total	8,431,726.03	10,942,860.06	12,840,163.88	12,369,881.12	9,084,544.37	3,968,138.18

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group

				Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency

00.0.0.01.00.00	Required
	Stockholders’
	Equity Compatible
	with the Degree of
	Risk of Assets
	(Brazil index)	-	-	-	7,110,451.77	10,644,114.90	3,533,663.13
00.0.0.01.01.00	Credit Risk	-	-	-	6,751,125.10	-	-
00.0.0.01.02.00	Exchange Rate
	Market Risk	-	-	-	296,816.71	-	-
00.0.0.01.03.00	Interest Rate
	Market Risk	-	-	-	62,509.96	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	5,298,631.86	4,381,499.35	917,132.51
00.0.0.03.00.00	Minimum Regulatory
	Stockholders'
	Equity
	Required	766,960.00	10,246,844.23	9,479,884.23	-	-	-
00.0.0.04.00.00	Minimum
	Regulatory
	Capital Required	766,960.00	5,000,000.00	4,233,040.00	-	-	-

		Unibanco Financial Economic Group

				Excess /
Code	Description	Required	Situation	Deficiency

00.0.0.01.00.00	Required
	Stockholders’
	Equity Compatible
	with the Degree of
	Risk of Assets
	(Brazil index)	7,571,753.29	11,197,757.93	3,626,004.64
00.0.0.01.01.00	Credit Risk	7,212,613.50	-	-
00.0.0.01.02.00	Exchange Rate
	Market Risk	296,816.71	-	-
00.0.0.01.03.00	Interest Rate
	Market Risk	62,323.08	-	-
00.0.0.02.00.00	Fixed Assets Ratio	5,575,450.78	2,878,788.70	2,696,662.08
00.0.0.03.00.00	Minimum Regulatory
	Stockholders'
	Equity
	Required	-	-	-
00.0.0.04.00.00	Minimum
	Regulatory
	Capital Required	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

					Net Income (Loss)
Item	Branch Code	Branch Name	Assets	Liabilities	for the Period

					(+/-)
1	53855	Patriarca	51,686,531.83	43,360,975.88	(370,926.80)
2	800260	Cayman	10,573,677.19	10,083,861.44	52,766.47
3	89027	Business Center Paulista	4,524,029.01	4,507,036.44	16,992.57
4	96317	Business Center Rio	1,752,153.16	1,781,647.65	(29,494.48)
5	96074	Business Center Santo Amaro	1,477,886.82	1,488,962.53	(11,075.70)
6	800855	Nassau	1,099,169.29	1,039,034.31	32,417.86
7	57338	Carijós	864,086.75	862,514.54	1,572.21
8	12660	Campinas Centro	719,629.91	712,109.10	7,520.81
9	33315	7 de setembro	544,819.10	541,702.15	3,116.94
10	144656	Marechal - Curitiba	495,320.16	500,266.47	(4,946.31)

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	76,248.27
00.0.0.01.02.00	Private Retirement	3,600.29
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	21,379.29
00.0.0.01.05.00	Compensation for Hired Employees	12,739.24
00.0.0.01.06.00	Labor Insurance Claims Premiums	770.18
00.0.0.01.07.00	Other Employees Benefits	53,946.45
00.0.0.01.00.00	TOTAL CHARGES	168,683.72
00.0.0.02.01.00	IOF (Tax on Financial Operations)	107,472.63
00.0.0.02.02.00	Income Taxes	348,313.23
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	437,165.62
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	11,349.40
00.0.0.02.05.00	Taxes for Social Security Financing	94,136.67
00.0.0.02.06.00	ISS (Municipal Services Tax)	19,023.55
00.0.0.02.07.00	Other	11,453.77
00.0.0.02.00.00	TOTAL TAXES	1,028,914.87

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity	Transaction

00.0.0.01.01.00	Demand Deposits	758,535.00	7,482,978.67
00.0.0.01.06.00	Collections	55,802.00	101,225.48
00.0.0.01.00.00	Total	814,337.00	7,584,204.15

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	26,0
		91,897.00	14,742,828.31
00.0.1.01.01.00	Conventional System	31,938.00	22,404.98
00.0.1.01.02.00	Electronic System	26,059,959.00	14,720,423.33
00.0.1.02.00.00	Electronic Draft	67,501.00	37,815.47
00.0.1.03.00.00	Electronic Transfers	106,250.00	14,998.80
00.0.1.04.00.00	Electronic Collection	24,236,392.00	17,551,831.72
00.0.1.00.00.00	Total	50,502,040.00	32,347,474.30

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Stockholders and Board of Directors
Unibanco - União de Bancos Brasileiros S.A.

1
We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco), for the quarter ended September 30, 2005, and of the related statements of income, of changes in stockholders' equity and of changes in financial position, as well the statements of income for the nine-month period then ended and the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of Unibanco's management.

2
Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3
Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4
The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of September 30, 2005 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial statements to be presented in conformity with the standards issued by the Brazilian Central Bank.

5
The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the overall financial statements referred to in paragraph 1. Exhibits 7016 to 7032, 7034 to 7036, 7038 and 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, required by the Brazilian Central Bank, and are not required as a part of the financial statements. The accounting information included in these exhibits has been submitted to the same audit procedures described in paragraph 2 and, based on the adoption of these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be presented in conformity with the overall financial information referred to in paragraph 1.

São Paulo, November 7, 2005

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

7034 - PROVISIONS

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	ASSETS	1,262,154.41	195,928.66	211,136.51	1,246,946.56
00.0.0.01.06.00	Lending Operations	1,179,911.11	195,888.69	206,738.28	1,169,061.52
00.0.0.01.08.00	Other Credits	51,494.17	39.97	4,384.29	47,149.85
00.0.0.01.09.00	Investments	30,749.13	-	13.94	30,735.19
00.0.0.04.00.00	LIABILITIES	1,472,071.36	211,189.71	186,213.80	1,497,047.27
00.0.0.04.03.00	Labor Contingencies	473,007.82	103,430.21	119,397.63	457,040.40
00.0.0.04.04.00	Other Civil Contingencies	314,127.04	22,834.46	66,816.17	270,145.33
00.0.0.04.05.00	Other Contingencies	684,936.50	84,925.04	-	769,861.54

7035 - CAPITAL

		Number of Shares
Code	Description	(thousand)

00.0.1.00.00.00	Shares	1,408,858.33
00.0.1.01.00.00	Capital	1,397,133.19
00.0.1.01.01.00	Common Shares - Local Residents	755,576.96
00.0.1.01.02.00	Common Shares - Foreign Residents	81.21
00.0.1.01.03.00	Preferred Shares - Local Residents	164,331.34
00.0.1.01.04.00	Preferred Shares - Foreign Residents	477,143.68
00.0.1.02.00.00	Treasury Shares	11,725.14
00.0.1.02.02.00	Preferred Shares	11,725.14

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	07.15.2005	2	07.29.2005	1	0.188778900000000
2	07.15.2005	2	07.29.2005	2	0.207656800000000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

7038 - COMMITMENTS AND GUARANTEES

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	Guarantees Provided	4,963,035.60	1,347,171.22	467,556.54	5,842,650.28
00.0.0.01.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	214,992.15	13,019.54	27,034.25	200,977.44
00.0.0.01.02.00	Individuals and Non-Financial
	Companies	977,857.89	365,651.15	-	1,343,509.04
00.0.0.01.03.00	Other	3,770,185.56	968,500.53	440,522.29	4,298,163.80
00.0.0.02.00.00	Co-Obligation for Credit Assignment	39,229.18	32.46	2,425.60	36,836.04
00.0.0.02.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	39,229.18	32.46	2,425.60	36,836.04

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and
Code	Description	Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,912,618.20	6,073,500.95	8,986,119.15
00.0.0.01.01.00	Cash And Due From Banks	250,850.75	149,773.21	400,623.96
00.0.0.01.02.00	Marketable Securities	-	4,710,703.59	4,710,703.59
00.0.0.01.03.00	Lending Operations	-	1,207,082.81	1,207,082.81
00.0.0.01.04.00	Other Credits	2,661,767.45	5,941.34	2,667,708.79

00.0.0.04.00.00	LIABILITIES	2,994,359.62	7,876,414.35	10,870,773.97
00.0.0.04.01.00	Deposits	1,921.57	1,047,723.33	1,049,644.90
00.0.0.04.02.00	Other Funding	1,461,081.72	3,474,183.42	4,935,265.14
00.0.0.04.03.00	Borrowings	1,531,356.33	1,311,113.54	2,842,469.87
00.0.0.04.07.00	Subordinated Debt	-	2,043,394.06	2,043,394.06

		By Currency

					Swiss
Code	Description	Dollar	Euro	Pound	Franc	Yen	Other

00.0.0.01.00.00	ASSETS	8,479,642.91	317,551.17	6,928.44	4,787.30	30,416.39	146,792.94
00.0.0.01.01.00	Cash And Due From Banks	284,356.63	103,370.05	5,633.77	621.13	873.24	5,769.14
00.0.0.01.02.00	Marketable Securities	4,570,272.93	-	-	-	-	140,430.66
00.0.0.01.03.00	Lending Operations	1,192,984.60	14,098.21	-	-	-	-
00.0.0.01.04.00	Other Credits	2,432,028.75	200,082.91	1,294.67	4,166.17	29,543.15	593.14

00.0.0.04.00.00	LIABILITIES	10,022,187.14	800,867.22	774.44	27,254.73	16,408.08	3,282.36
00.0.0.04.01.00	Deposits	968,484.69	81,159.92	-	-	-	0.29
00.0.0.04.02.00	Other Funding	4,775,324.11	154,336.96	774.44	1,248.51	299.05	3,282.07
00.0.0.04.03.00	Borrowings	2,234,984.28	565,370.34	-	26,006.22	16,109.03	-
00.0.0.04.07.00	Subordinated Debt	2,043,394.06	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders’ Equity

Unibanco’s 3Q05 net income was R$475 million. 9M05 net income was R$1,329 million. Operating income for the quarter totaled R$763 million. Operating income 9M05 totaled R$2,158 million.

Stockholders’ equity totaled R$8,986 million at the end of the quarter. Annualized return on average equity (ROAE) was 23.3 % in the quarter and 21.3 % in 9M05.

Assets

Unibanco’s consolidated total assets reached R$88,423 million at the end of September 2005, up 6.9% from June 30, 2005, mostly as result of loan portfolio growth, mainly, in the Retail segment, and also due to funding obtained in the open market. The Perpetual Securities issuance, total amount of US$500 million, also triggered total assets growth.

Loan Portfolio

Loan portfolio grew by 24.0% over the past 12 months. The highlight was the Retail portfolio up 34.9%, in line with the efforts to increase market share in this higher-margin and more profitable segment.

The credit portfolio increased 16.0% in 9M05, as a consequence of the commercial bank (individuals) and other companies portfolio (24.6% in 9M05) and small and medium enterprises (SMEs) loan portfolio (20.1% in the 9M05).

Retail credit portfolio, which comprises individuals and SMEs, accounted for 56% of the portfolio at the end of the quarter.

The Wholesale loan portfolio increased 12.4% . In September 2005, the dollar-indexed loan portfolio rose to US$2,756 million. However, due to local currency appreciation, this loan portfolio posted a 2.3% drop, in Reais, in the period.

Individuals loan portfolio totaled R$14,061 million at the end of September 2005. The highlight was the growth of consumer credit companies of 37.2 % in the last 12 months, and 8.4% in the quarter, which include credit card companies (Unicard and Hipercard) and consumer finance companies (Fininvest, PontoCred, LuizaCred and SonaeCred). Commercial bank and other companies loan portfolio grew by 30.5 % over the past 12 months.

Corporate loan portfolio increased by 19.0 % over the last 12 months and 4.7% in the past 3 months, bolstered by the growth in the loan portfolio of small and medium enterprises (SMEs), which increased 38.4% Y-o-Y and 5.4% Q-o-Q. It is important to note, in this segment, the focus on accounts receivable financing, overdraft, guaranteed accounts, working capital lending, BNDES-Finame funded loans, and cross-sales that resulted in an impressive conquest in new payroll accounts and the accreditation of new retailers and co-branded cards partners.

Allowance and Provisions for Loan Losses

The balance for consolidated allowance for loan losses at the end of the quarter was R$1,789 million, or 4.9% of the total loan portfolio, composed of:

R$710 million in compliance with Resolution 2,682, related to overdue credits;

R$690 million relative to risk parameters contemplated by Resolution 2,682, for falling due credits;

R$389 million based on more conservative percentages than those required by the Regulatory Authority.

The balance of credits rated from AA to C comprised 92.6% of the total loan portfolio at quarter-end. Credits rated from E to H made up 4.3% of the total loan portfolio. The allowance for loan losses over the loan portfolio rated E-H stood at 112.1% at quarter-end.

Funding

Total deposits and assets under management (AUM) reached R$70,254 million at the end of the quarter, of which R$35,700 million from assets under management.

In September 2005, core deposits (demand deposits, savings deposits and SuperPoupe deposits) increased 10.7% . This growth rates surpasses the market average, a positive sign that Unibanco’s initiatives to improve funding composition have been on target. In the quarter, core deposits growth was in line with the market growth, with highlight for the Superpoupe’s increase of 11.8%

Investment funds and portfolios under Unibanco´s Assets under Management (UAM) stewardship had R$35,700 million in assets at quarter-end.

Funding in local currency totaled R$54,633 million on September 30, 2005. Total funding in foreign currency decreased 3.8% in the last 12 months in local currency terms to R$14,253 million on, under the impact of a 22.3% appreciation of the Brazilian Real in the period.

In July 2005, Unibanco placed, through its Grand Cayman branch, US$500 million in perpetual securities, rated Ba2 by Moody’s Investors Service. Interest on these bonds will accrue at an annual rate of 8.7% per annum, paid on a quarterly basis. The Security may be subjected to redemption by Unibanco, in whole, on July 29th, 2010 or any interest payment date occurring thereafter, upon Brazilian Central Bank approval. This subordinated debt in foreign currency explains the growth of 77.7% in the quarter.

Capital Adequacy and Fixed Asset Ratios

The fixed asset ratio, as of September 2005, stood at 41.4%, primarily as result of incorporated companies’ goodwill amortization in the end of 2004, and stockholders’ equity growth.

Efficiency Ratio

Unibanco’s efforts to optimize revenues and rationalize expenses continue to bear results: the efficiency ratio reached 51.4% in 3Q05.

Performance

At R$2,092 million, the financial margin before provision for loan losses, adjusted for the net effects of investments abroad.

The annualized financial margin, before provision for loan losses, in 3Q05, increased to 10.5% .

Fees from Services Rendered

Total fees reached R$870 million in 3Q05, excluding fees from Credicard and Orbitall, both sold during 4Q04.

Banking fees totaled R$479 million in 3Q05, with strong growth in revenues from capital markets transactions. Credit card fee revenues, at R$286 million in 3Q05.

Fees from asset management totaled R$305 million in 9M05, reflecting the growth in assets under management.

Personnel and Administrative Expenses

Personnel and administrative expenses increased 1.3% in 9M05, as result of gains in cost-efficiency and the sale of Credicard and Orbitall. The increase in personnel and administrative expenses was 7.4%, despite the impact, fully absorbed, in September, of the new collective bargaining agreement that included a 6.0% wage increase and an non-recurring R$1,700 bonus payment per employee.

Given the effects of the restructuring process, adherence to the cost control program and the budgetary discipline through 9M05, Unibanco estimates that personnel and administrative expenses will post a growth below 2% in 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 18, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer